The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy securities, in any state where the offer or sale is not permitted.

This filing is made pursuant to Rule 424(a) under the Securities Act of 1933 in connection with Registration No. 333-69748.

Subject to completion, dated October 31, 2001

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Preliminary Prospectus dated October 31, 2001)

4,000,000 Shares

Common Stock

We are offering all of the 4,000,000 shares in this prospectus supplement.

Our common stock is listed on the Nasdaq National Market under the symbol “ENDO.” The last reported sale price of our common stock on October 30, 2001 was $22.49 per share.

Investing in our common stock involves risks. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of our common stock to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about             , 2001.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	UBS Warburg
Banc of America Securities LLC
Adams, Harkness & Hill, Inc.

            , 2001

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including information incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement and on the accompanying prospectus or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Prospectus Supplement

Summary Consolidated Financial Data	S-2

Underwriting	S-3

Legal Matters	S-4

Prospectus

About this Prospectus	1

Prospectus Summary	2

Risk Factors	6

Information Regarding Forward-Looking Statements	15

Common Stock Market Data	16

Use of Proceeds	17

Dividend Policy	17

Capitalization	18

Selected Consolidated Financial Data	19

Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

Business	28

Management	42

Principal Stockholders	45

Related Party Transactions	47

Description of Capital Stock	48

Plan of Distribution	51

Legal Matters	52

Experts	52

Where You Can Find More Information	53

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary consolidated financial data. This data has been derived from our consolidated financial statements for the years ended December 31, 1998, 1999 and 2000, the nine-month periods ended September 30, 2000 and 2001, and as of September 30, 2001. You should read this information in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, and our financial statements filed with the SEC.

				Nine Months Ended
	Years Ended December 31,			September 30,

	1998	1999	2000	2000	2001

				(Unaudited)

	(In thousands, except per share data)

Statement of Operation Data:

Revenues	$2,495	$3,462	$6,671	$4,636	$10,508

Costs and expenses:

Cost of revenues	1,183	1,684	3,012	2,223	3,736

Research and development	1,920	2,574	3,204	2,376	2,592

Selling, general and administrative	4,653	7,992	12,230	8,677	9,992

Total costs and expenses	7,756	12,250	18,446	13,276	16,320

Loss from operations	(5,261)	(8,788)	(11,775)	(8,640)	(5,812)

Interest income (expense), net	336	(476)	(624)	(578)	148

Net loss	$(4,925)	$(9,264)	$(12,399)	$(9,218)	$(5,664)

Net loss per share	$(.49)	$(.86)	$(.97)	(.75)	$(.36)

Weighted average shares outstanding	10,062	10,838	12,757	12,358	15,896

	As of
	September 30, 2001

		Pro Forma
	Actual	As Adjusted

	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$13,482	$95,965

Working capital	15,817	98,300

Total assets	26,299	108,782

Long-term obligations	42	42

Total stockholders’ equity	21,382	103,865

      The pro forma as adjusted column in the balance sheet data reflects our sale of 4,000,000 shares of common stock at an assumed public offering price of $22.10 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $5.9 million. The assumed public offering price is based on the average of the high and low prices of our common stock as reported on the Nasdaq National Market on October 26, 2001.

UNDERWRITING

      We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Bear, Stearns & Co. Inc., UBS Warburg LLC, Banc of America Securities LLC and Adams, Harkness & Hill, Inc. are the representatives of the underwriters.

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.

UBS Warburg LLC

Banc of America Securities LLC

Adams, Harkness & Hill, Inc.

Total	4,000,000

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 600,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us:

	No exercise of	Full exercise of
	over-allotment option	over-allotment option

Per share	$	$

Total	$	$

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be about $613,000.

      Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $     per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

      We and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement without the prior written consent of Bear, Stearns & Co. Inc. and UBS Warburg LLC.

      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

      We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

LEGAL MATTERS

      Legal matters with respect to the legality of the issuance of the shares of common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Diego, California. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with the offering.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2001

4,600,000 Shares

Common Stock

        We may from time to time offer and sell up to 4,600,000 shares of our common stock, par value $0.001 per share. We may offer these shares in one or more offerings in amounts, at prices and on terms determined at the time of the offering. The specific terms will be contained in one or more supplements to this prospectus. Read this prospectus and any prospectus supplement carefully before you invest.

      Our common stock is listed on the Nasdaq National Market under the symbol “ENDO.” On October 30, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $22.49 per share.

       Investing in our common stock involves risks. You should carefully consider the “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2001.

ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
COMMON STOCK MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

ABOUT THIS PROSPECTUS

      This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under the shelf process, we may sell up to 4,600,000 shares of our common stock from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus containing specific information about the securities offered, including the amount, price and terms determined at the time of the offering. The prospectus supplement will also contain the name of any underwriters and the net proceeds to us. The prospectus supplement may also add to, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and the accompanying supplement, together with the additional information described under the heading “Where You Can Find More Information” on page 53.

      The registration statement contained in this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information” on page 53.

      You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with any different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus summary is accurate as of any date other than the date on the front of this document.

      This prospectus incorporates business and financial information about us that is not included or delivered with this document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: INVESTOR RELATIONS DEPARTMENT, ENDOCARE, INC., 7 STUDEBAKER, IRVINE, CALIFORNIA 92618, TELEPHONE NUMBER (949) 595-4770.

PROSPECTUS SUMMARY

      This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares of our common stock. You should read the entire prospectus and the accompanying prospectus supplement carefully, especially the risks of investing in our shares, which we discuss under the heading “Risk Factors” beginning on page 6.

Our Business

      We are a medical device company focused on the development of urological healthcare technologies with the potential to dramatically improve men’s health and quality of life. We are currently concentrating on the diagnosis, monitoring and treatment of prostate disease. Our goal is to develop or acquire a full suite of diagnostic and therapeutic products and services addressing the urology market.

      Our first product, the Cryocare Surgical System, is a proprietary cryosurgical treatment for prostate cancer. Cryosurgery is a minimally invasive procedure that targets cancerous tumors and then destroys the cancer through freezing, with relatively minimal damage to surrounding tissue. We occupy a leading position in the market for the cryosurgical treatment of prostate cancer. We derive substantially all of our revenues from the sale of the Cryocare Surgical System and recurring sales of our disposable supplies. We intend to continue to penetrate the market for treatment of prostate cancer by generating physician and patient awareness of the efficacy and advantages of our cryosurgical system.

      Prostate cancer affects one in six men over the age of 50 and is the most common type of cancer found in men. The American Cancer Society predicts there will be about 198,100 new cases of prostate cancer in the United States in 2001, compared with 179,300 new cases in 1999. Due to the aging population and early intervention and screening, the market for treatment of prostate cancer is expected to grow between 10% and 15% per year over the next ten years. Over 85% of prostate cancer patients are eligible for our cryosurgical treatment. The U.S. market for prostate cancer treatment for newly diagnosed patients will be approximately $1.3 billion in 2001 and is expected to grow to $2 billion by 2006. We believe that there is also a significant market for the secondary cryosurgical treatment of men with recurring prostate cancer.

      We believe our proprietary cryosurgical technologies have broad applications across a number of surgical markets, including treating tumors in the kidney, lung, breast, liver and bones, as well as the treatment of cardiac arrhythmia, including atrial fibrillation. We plan to continue to enhance and leverage our cryosurgical technology platform by partnering with third parties who can effectively develop, distribute or otherwise commercialize our technology in these other clinical areas.

      We are also developing a number of non-cryo medical devices with applications in the urology market.

Our Solution: The Cryocare Surgical System

      The Cryocare Surgical System utilizes an innovative, patented argon gas-based technology for the targeted treatment of prostate cancer. The Cryocare Surgical System has received marketing clearance from the Food and Drug Administration, or FDA. The principal components of our Cryocare Surgical System are a base unit which can guide and monitor up to eight cryoprobes, the disposable cryoprobes and guidewires, and our computer-controlled ultrasound guidance and planning system known as the Cryoguide. Key features of our Cryocare Surgical System are our patented real time temperature monitoring and the ability to precisely guide and plan insertion of the cryoprobes using the Cryoguide. Careful monitoring of the temperature around the prostate and optimal positioning of the cryoprobes enables the physician to target and destroy a cancerous tumor with relatively minimal risk to surrounding healthy tissue.

      Medicare initiated national reimbursement coverage for primary treatment of prostate cancer with cryosurgery and we began selling the Cryocare Surgical System in July 1999. Effective July 2001, Medicare approved reimbursement of secondary cryosurgical treatment for men who have been unsuccessfully treated with radiation therapy.

      The Cryocare Surgical System provides the following significant clinical advantages relative to other principal treatment options:

•	Effective for a broad range of low to high risk prostate cancer patients. In low risk cases, the success of cryosurgery, including our Cryocare Surgical System, is comparable to radiation therapy. In medium to high risk cases, results of cryotherapy appear to be superior to brachytherapy and are comparable to radiation therapy.

•	High quality of life following treatment. Our minimally invasive procedure offers patients short recovery periods and we believe may result in a lower incidence of certain side effects, including incontinence.

•	Treatment of patients who have failed radiation therapy. Patients who have failed radiation therapy have limited options. Cryosurgery is a potentially curative treatment option that can be used to treat these patients effectively with fewer side effects than surgery.

•	Treatment can be performed more than once. Unlike radiation therapy, cryosurgery can be repeated if the cancer recurs.

Leveraging our Cryosurgical Technology Platform

      We intend to apply our proprietary cryosurgical technologies in a number of surgical markets by collaborating with well known medical device companies. We believe that these applications address large and diverse markets which we believe can be more cost effectively accessed through partners rather than through developing our own infrastructure.

Products in Development

      We are researching and developing products which we plan to sell to urologists through our direct national sales force, including our:

•	Horizon Prostatic Stent designed to provide temporary and immediate relief of urinary obstruction for patients with benign prostate hyperplasia, or BPH. BPH is a non-cancerous enlargement of the innermost part of the prostate.

•	Stent product for long-term placement in the prostate as primary treatment for mild to moderate BPH.

•	ThermaStent device to be used to deliver heat to destroy excess prostate tissue for moderate to severe BPH.

•	Precision biopsy product.

      We have also obtained the commercial right to distribute an office-based prostate specific antigen or PSA test to urologists which can return accurate results within 15 minutes.

Our Strategy

      Our goals are to become a leading medical device company in the area of urology and to apply our proprietary cryosurgical technology across horizontal markets. Our business strategy includes five basic elements:

•	Maximize the market opportunity for our Cryocare Surgical System in the treatment of prostate cancer.

•	Leverage our cryosurgery technology platform by expanding the use of our proprietary cryosurgical technologies.

•	Develop new and innovative medical products addressing diagnosis, monitoring and treatment of prostate disease, with an emphasis on our stents for the treatment of BPH.

•	Build a national sales force targeting and serving urologists.

•	Acquire complementary urological products and technologies to leverage our urology sales force and product development expertise.

General Information

      We were incorporated in Delaware in May 1994. Our principal executive offices are located at 7 Studebaker, Irvine, California 92618. Our telephone number is (949) 595-4770. Our website is located at “www.endocare.com.” The contents of our website are not part of this prospectus.

      The Endocare®™ name and logo, Cryocare®, Targeted Ablation of the Prostate TAP®, Targeted Ablation Therapy TAT®, Targeted Cryoablation Therapy TCAT®, Targeted Cryoablation of the Prostate TCAP®, Horizon Prostatic Stent™, ThermaStent™, TEMPprobe™, CryoDisc™, FastTrac™, Cryoguide™, Argon Advantage™, CryoBeam™, CryoSeed™, SmartTemp™ and Targeted Ablation™ are trademarks of Endocare. All other product names, trade names and trademarks included in this prospectus are the property of their respective owners.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary consolidated financial data. This data has been derived from our consolidated financial statements for the years ended December 31, 1998, 1999 and 2000, the six-month periods ended June 30, 2000 and 2001, and as of December 31, 2000 and June 30, 2001. You should read this information in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 20, and our financial statements filed with the SEC.

				Six Months Ended
	Years Ended December 31,			June 30,

	1998	1999	2000	2000	2001

				(Unaudited)

	(In thousands, except per share data)

Statement of Operation Data:

Revenues	$2,495	$3,462	$6,671	$2,876	$6,293

Costs and expenses:

Cost of revenues	1,183	1,684	3,012	1,370	2,446

Research and development	1,920	2,574	3,204	1,545	1,826

Selling, general and administrative	4,653	7,992	12,230	5,855	6,465

Total costs and expenses	7,756	12,250	18,446	8,770	10,737

Loss from operations	(5,261)	(8,788)	(11,775)	(5,894)	(4,444)

Interest income (expense), net	336	(476)	(624)	(471)	38

Net loss	$(4,925)	$(9,264)	$(12,399)	$(6,365)	$(4,406)

Net loss per share	$(.49)	$(.86)	$(.97)	$(.53)	$(.29)

Weighted average shares outstanding	10,062	10,838	12,757	11,917	15,379

	As of	As of
	December 31, 2000	June 30, 2001

	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$22,016	$15,928

Working capital	19,452	15,184

Total assets	28,845	27,919

Long-term obligations	7,574	2,355

Total stockholders’ equity	14,869	18,835

RISK FACTORS

      An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have a limited operating history and we expect to continue to generate losses.

      Since our inception, we have engaged primarily in research and development and have minimal experience in manufacturing, marketing and selling our products in commercial quantities. We have incurred annual operating losses since inception. For the fiscal years ended December 31, 1998, 1999, 2000 and the six-month period ended June 30, 2001, we had net losses of approximately $4.9 million, $9.3 million, $12.4 million and $4.4 million, respectively. As of June 30, 2001, our accumulated deficit was approximately $36.6 million.

      We may not be able to successfully develop or commercialize our current or future products, achieve significant revenues from sales or procedures or achieve or sustain profitability. We expect to continue to incur operating losses because our products will require substantial expenditures relating to, among other matters, development, clinical testing, regulatory compliance, manufacturing and marketing. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis.

We rely on a single product, the Cryocare Surgical System, which could fail to achieve market acceptance or generate significant revenue.

      We introduced our sole product, the Cryocare Surgical System, to the market in July 1999. We derive substantially all of our revenues from sales of Cryocare Surgical Systems and related disposable supplies and expect that sales of Cryocare Surgical Systems and related disposable supplies will continue to constitute the majority of our sales for the foreseeable future. Accordingly, our success is entirely reliant on our ability to market the Cryocare Surgical System commercially in the United States and other countries. However, the Cryocare Surgical System and any future products may not be accepted by potential customers. We believe that recommendations and endorsements of physicians and patients will be essential for market acceptance of our Cryocare Surgical System and other products, and these recommendations and endorsements may not be obtained.

      Cryosurgery has existed for many years, but has not been widely accepted primarily due to concerns regarding safety and efficacy and widespread use of alternative therapies. Because of a lack of precise monitoring, cryosurgical procedures performed in the 1970s resulted in high cancer recurrence and negative side effects, such as rectal fistula and incontinence, and attached a stigma to cryosurgical treatment. Now that ultrasound guidance and temperature sensing are available for more precise monitoring, we will need to overcome this stigma to obtain market acceptance for our product. Use of our Cryocare Surgical System requires significant physician education and training.

      Our ability to successfully market our Cryocare Surgical System is dependent, among other things, upon acceptance of cryosurgical procedures both in the United States and international markets. Any adverse side effects, including impotence or incontinence, recurrence of cancer or future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryosurgery, whether from our products or the products of our competitors, could adversely affect acceptance of cryosurgery. Emerging new technologies and procedures to treat cancer, prostate enlargement and other prostate disorders also may negatively affect the market acceptance of cryosurgery. Our Cryocare Surgical System and our other products may not gain any significant degree of market acceptance among physicians, patients and health care payors. If our cryosurgical products do not achieve market acceptance, we will likely remain unprofitable.

If we are unable to continue to develop innovative products in the prostate and other urological markets, our business will suffer.

      Our growth depends in large part on continued ability to successfully develop and commercialize our current products under development and any new products in the prostate and other urological markets. Several of our products are in varying stages of development. Our Horizon Prostatic Stent is in clinical trials and has not been approved for marketing in the United States. We also are developing enhancements to our Cryocare Surgical System. We may experience difficulties that could delay or prevent the successful development and commercialization of our current products under development or any new products. Our products in development may not prove safe and effective in clinical trials. Clinical trials may identify significant technical or other obstacles that must be overcome prior to obtaining necessary regulatory or reimbursement approvals. In addition, our competitors may succeed in developing commercially viable products that render our products obsolete or less attractive. Our failure to successfully develop and commercialize new products will likely have a significant negative effect on our financial prospects.

There is uncertainty relating to third party reimbursement, which is critical to market acceptance of our products.

      In the United States, health care providers, such as hospitals and physicians, that purchase our products and use our mobile services generally rely on third party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving our products and services and on reimbursement for our products and procedures. While some private health insurance companies pay for the procedures in which our products are used in some areas of the United States, private insurance reimbursement may not be adopted nationally or by additional insurers and may be terminated by those private insurance companies currently paying for procedures in which our products are used. If reimbursement levels from Medicare, Medicaid, other governmental health care programs or private insurers are not sufficient, physicians may choose not to recommend, and patients may not choose, procedures utilizing our products.

      Currently, reimbursement for our disposable products under Medicare is provided under a “pass through” system in which Medicare pays the cost we charge the hospital for our products. Pass through reimbursement status only remains for a period of two to three years, dependent upon the time period in which the Centers for Medicare and Medicaid Services, or CMS, formerly the Healthcare Financing Administration, or HCFA, obtains sufficient data to establish a cost. We obtained pass through status for disposable products related to the Cryocare Surgical System on April 1, 2001. Thus, pass through status for those products will terminate no later than April 1, 2004. After pass through status terminates, the cost of our disposable products will be incorporated into the hospital outpatient prospective payment system and there will be no separate reimbursement for our disposable products. During pass through status, reimbursement for our disposables may be reduced by CMS if it finds that the total cost for pass through devices exceeds 2.5% of expenditures for all hospital outpatient services. If proposed regulations for hospital outpatient services are finalized as written, pass through status may be shortened to as little as one year if CMS develops sufficient data to establish a cost. Further, we anticipate that, under the prospective payment system used by private health care payors, the cost of our products will be incorporated into the overall cost of the procedures in which they are used and that there will be no separate, additional reimbursement for our disposable products. This may discourage the use of our products.

      International market acceptance of our products may depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

      Furthermore, significant attention is focused on reforming the healthcare system in the United States and other countries. Any changes in Medicare, Medicaid or third party medical expense reimbursement, which may arise from healthcare reform, may have a material adverse effect on reimbursement for our products or procedures in which our products are used and may reduce the price we are able to charge for our products. In addition, changes to the healthcare system may also affect the commercial acceptance of products we are currently developing and products we may develop in the future. Potential approaches that have been considered include controls on healthcare spending through limitations on the growth of private purchasing groups and price controls. Several proposals have been made in the United States Congress and various state legislatures recently that, if adopted, would potentially reduce healthcare spending which may result in a material adverse effect on our business.

We may have difficulty managing our growth.

      We expect to continue to experience significant growth in the scope of our operations and the number of our employees. This growth will likely continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent development projects and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business, financial condition and results of operations will be adversely affected.

We have limited sales and marketing experience and any failure to significantly expand sales of our products will negatively impact future revenue.

      We currently handle a majority of the marketing, distribution and sales of our Cryocare Surgical Systems. We have limited experience marketing and selling our products, and have limited experience marketing and selling our products in commercial quantities or on a nationwide basis. We will face significant challenges and risks in training, managing and retaining our sales and marketing teams, including managing geographically dispersed efforts and adequately training our people in the use and benefits of our products. We may not be able to hire significant additional personnel to create increased demand for our products. In addition, we have distribution arrangements, some of which are exclusive, for the sale of our products both domestically and internationally and are dependent upon the sales and marketing efforts of our third-party distributors. These distributors may not commit the necessary resources to effectively market and sell our products. Further, they may not be successful in selling our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our Cryocare Surgical System or other products.

If our relationship with U.S. Medical Devices is disrupted, our revenues could be significantly reduced.

      We have an exclusive distribution agreement with U.S. Medical Devices Ltd. For the six months ended June 30, 2001, 31% of our revenues were derived from sales made to U.S. Medical Devices. As a result, our revenues are dependent in large part on continued sales to this distributor.

Our success will depend on our ability to attract and retain key personnel.

      In order to execute our business plan, we need to attract, retain and motivate a significant number of highly qualified managerial, technical and sales personnel. If we fail to attract and retain skilled scientific and marketing personnel, our research and development and sales and marketing efforts will be hindered. Our future success depends to a significant degree upon the continued services of key management personnel, including Paul W. Mikus, our Chief Executive Officer. None of these individuals is bound by an employment agreement or covered by an insurance policy of which we are the beneficiary. Competition for such personnel is intense, particularly in southern California where we are located. If we do not attract and retain qualified personnel we will not be able to achieve our growth objectives.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

      Our success will depend to a significant degree on our ability to secure and protect intellectual proprietary rights and enforce patent and trademark protections relating to our technology. While we believe that the protection of patents and trademarks is important to our business, we also rely on a combination of copyright, trade secret, nondisclosure and confidentiality agreements, know-how and continuing technological innovation to maintain our competitive position. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue this litigation or to protect our other intellectual property rights. It could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

Because the medical device industry is litigious, we may be sued for allegedly violating the intellectual property rights of others.

      The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining a competitive advantage.

      Should third parties file patent applications or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. Patent and Trademark Office to determine the relative priorities of our inventions and the third parties’ inventions. We could also be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

      Third parties may claim we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert the time and attention of our management. A court may decide that we are infringing a third party’s patents and may order us to cease the infringing activity. The court could also order us to pay damages for the infringement. These damages could be substantial and could harm our business, financial condition and operating results.

      If we are unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third party’s patent and could temporarily or permanently have to discontinue manufacturing and selling some of our products. If this were to occur, it would negatively impact future sales.

If we require future capital, we may not be able to secure additional funding in order to expand our operations and develop new products.

      If we fail to reach profitability, undertake or accelerate significant research and development projects for new products or pursue corporate acquisitions, we may need additional outside financing. We may raise these additional funds by selling our equity securities, incurring additional debt or entering into collaborative arrangements. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve interest expense and restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to some of our technologies, products or marketing territories. Our failure to raise capital when needed could harm our business.

We have limited experience manufacturing our products and if we are unable to meet customer demand, we may not become profitable.

      We use solely internal manufacturing capacity to manufacture our products. We have limited experience in producing our products in commercial quantities. We may encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. Our failure to overcome these manufacturing problems could negatively impact our business and financial condition.

      Our success will depend in part upon our ability to manufacture our products in compliance with the FDA’s Quality System regulations and other regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Our manufacturing facility is subject to periodic inspection by the FDA, state agencies and foreign regulatory agencies. If we fail to increase production volumes in a timely or cost-effective manner or to maintain compliance with the FDA’s Quality System regulations or other regulatory requirements, our business will suffer.

We are dependent upon a limited number of third party suppliers to manufacture our products and the loss of any of these suppliers could harm our business.

      We depend upon a limited number of unaffiliated third-party suppliers for components and materials used in the manufacture of our products and, as such, our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers that allow us to obtain sufficient quantities and quality materials and components on acceptable terms. If our principal suppliers cease to supply the materials and components we need to manufacture our products, the qualification of additional or replacement supplies could be a lengthy process and there may not be adequate alternatives to meet our needs, which will have a material adverse effect on our business. We may not be able to obtain the necessary components and materials used in our products in the future on a timely basis, if at all.

If we fail to obtain or maintain necessary regulatory clearances or approvals for products, or if approvals are delayed or withdrawn, we will be unable to commercially distribute and market our products or any product modifications.

      Government regulation has a significant impact on our business. Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority under the Federal Food, Drug and Cosmetic Act to regulate the distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions, which vary from country to country. The process of obtaining FDA and other required regulatory clearances and approvals is lengthy and expensive. We may not be able to obtain or maintain necessary approvals for clinical testing or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA, or change in FDA regulations, may adversely impact our business and financial condition.

      Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed. In addition, to obtain such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or unforeseen problems following initial marketing. We may not be able to obtain or maintain regulatory approvals for our products on a timely basis, or at all, and delays in receipt of or failure to receive such approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have a significant negative effect on our financial condition.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.

      The FDA and similar governmental authorities in other countries have the authority to request and, in some cases, require the recall of our products in the event of material deficiencies or defects in design or manufacture. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert managerial and financial resources and harm our reputation with customers and our business.

We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws.

      Federal anti-kickback laws and regulations prohibit the knowing and willful offer, payment, solicitation and receipt of any form of remuneration in exchange for the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by Medicare, Medicaid and other federal healthcare programs. Violations of federal anti-kickback laws are punishable by monetary fines, civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Several states have similar laws. While we believe our operations are in material compliance with the applicable Medicare and Medicaid fraud and abuse laws, including the anti-kickback laws, there is a risk that the federal government might investigate our arrangements with physicians and other third parties. Such investigations, regardless of their outcome, could damage our reputation and adversely affect important business relationships that we have with third parties, including physicians, hospitals and others. If our arrangements with physicians and other third parties were found to be illegal, we could be subject to civil and criminal penalties, including fines and possible exclusion from participation in governmental payor programs. Significant fines could cause liquidity problems and adversely affect our results of operations. Exclusion from participation from government payor programs would eliminate a major source of revenue and adversely affect our business.

We could be negatively impacted by future interpretation or implementation of the federal Stark law and other federal and state anti-referral laws.

      We are also subject to federal and state statutes and regulations banning payments for referrals of patients and referrals by physicians to healthcare providers with whom the physicians have a financial relationship. The federal Stark law applies to Medicare and Medicaid and prohibits a physician from referring patients for services to an entity with which the physician has a financial relationship. A financial relationship includes both investment interests in an entity and compensation arrangements with an entity. Many states have similar laws, often broader laws prohibiting referrals by any licensed health care provider. These state laws generally apply to services reimbursed by both governmental and private payors. Violation of these federal and state laws may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and exclusion from governmental and private payor programs, among other things. We have financial relationships with physicians and physician-owned entities. Although we believe that our financial relationships with physicians and physician-owned entities are not in violation of applicable laws and regulations, governmental authorities might take a contrary position. If our financial relationships with physicians or physician-owned entities were found to be illegal, we could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs and requirements to refund amounts previously received from government and private payors. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians, physician-owned entities and others to comply with that jurisdiction’s laws. Such structural and organizational modifications could result in lower profitability and failure to achieve our growth objectives.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

      Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. While we believe that we are reasonably insured against these risks, we may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Currently, we maintain product liability insurance in amounts we deem to be reasonable. A product liability claim in excess of our insurance coverage would have to be paid out of cash reserves and would harm our reputation in the industry and our business.

We are faced with intense competition and rapid technological and industry change, which may make it more difficult for us to achieve significant market penetration.

      The medical device industry generally, and the urological disease treatment market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. If our competitors’ existing products or new products are more effective than or considered superior to our products, the commercial opportunity for our products will be reduced or eliminated. We face intense competition from companies in the cryosurgical marketplace as well as companies offering other treatment options, including radical surgery, radiation therapy and hormone therapy. If we are successful in penetrating the market for treatment of prostate cancer with our cryosurgical treatment, other medical device companies may be attracted to the marketplace. Many of our potential competitors are significantly larger than us and have greater financial, technical, research, marketing, sales, distribution and other resources than us. We believe there will be intense price competition for products developed in our markets. Our competitors may develop or market technologies and products, including drug-based treatments, that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approval, and introduce and commercialize products before we do. These developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Fluctuations in our future operating results may negatively impact the market price of our Common Stock.

      Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include:

•	The impact of acquisitions,

•	Market acceptance of our existing products, as well as products in development,

•	The timing of regulatory approvals,

•	The timing of payments received and the recognition of such payments as revenue under collaborative arrangements and strategic alliances,

•	Our ability to manufacture products efficiently,

•	The timing of our research and development expenditures, and

•	The timing of customer orders.

      If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

If we acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner.

      As part of our strategy to acquire complementary urological products and technologies, we may acquire one or more businesses or lines of business. In June 1999, we consummated a business combination with

Advanced Medical Procedures, LLC, a regional mobile cryosurgery service company that provides our cryosurgical equipment for the treatment of prostate and liver cancer on a procedural basis. We cannot assure you that we will be able to identify suitable acquisition opportunities. We may not be able to effectively integrate our business with any other business we may acquire or merge with or effectively utilize the business acquired to develop and market our products. The failure to integrate an acquired company or acquired assets into our operations may cause a drain on our financial and managerial resources, and have a significant negative effect on our business and financial results.

      These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses. Furthermore, any physical expansion in facilities due to an acquisition may result in disruptions that seriously impair our business. We are not experienced in acquiring businesses or managing facilities or operations in geographically distant areas. In addition, our profitability may suffer because of acquisition-related costs, amortization costs, restructuring or impairment of acquired goodwill and other intangible assets. There is also a risk of loss of key employees, customers and vendors of recently acquired businesses. Finally, in connection with any future acquisitions, we may incur debt or issue equity securities as part or all of the consideration for the acquired company’s assets or capital stock. We may be unable to obtain sufficient additional acquisition financing on favorable terms or at all. In addition, any equity issuances will be dilutive to our existing stockholders.

Our stock price may be volatile and your investment could decline in value.

      Our stock price has in the past fluctuated and is likely to continue to fluctuate significantly, making it difficult to resell shares when an investor wants to at prices they find attractive. The market prices for securities of emerging companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility including:

•	actual or anticipated variations in our operating results,

•	developments regarding government and third party reimbursement,

•	changes in government regulation,

•	government investigation of us or our products,

•	changes in reimbursement rates or methods affecting our products,

•	developments concerning proprietary rights,

•	litigation or public concern as to the safety of our products or our competitor’s products,

•	technological innovations or new commercial products by us or our competitors,

•	investor perception of us and our industry, and

•	general economic and market conditions including market uncertainty related to the September 11, 2001 terrorist attacks and any potential military action resulting from the attacks.

      In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small-capitalization, high technology companies in particular, which are often unrelated to the operating performance of these companies. Any failure by us to meet or exceed estimates of financial analysts is likely to cause a decline in our common stock price.

Our common stock has a limited market and trading history and there may not be an active, liquid trading market for our common stock.

      If we fail to satisfy the continued listing requirements of the Nasdaq National Market or Nasdaq SmallCap Market, our stock could become subject to the SEC’s penny stock rules, making the stock difficult to sell. Our common stock began trading on the Nasdaq SmallCap Market in February 1997 and in May 2000 was listed and is currently traded on the Nasdaq National Market. If we are unable to maintain the standards for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market, the ability of our investors to resell their shares may be limited. In addition, our securities may be subjected to penny stock rules that impose additional sales practice and market making requirements on broker-dealers who sell or make a market in such securities. This could affect the ability or willingness of broker-dealers to sell or make a market in our securities and the ability of holders of our securities to sell their securities in the secondary market.

Future sales of shares of our common stock may negatively affect our stock price.

      Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants or hedging or other derivative transactions with respect to our stock, could have a significant negative effect on the market price of our common stock. These sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we would deem appropriate.

We could be difficult to acquire due to anti-takeover provisions in our charter, our stockholders rights plan and Delaware law.

      Provisions of our Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. In addition, in April 1999, our board of directors adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of us. The foregoing factors could limit the price that investors or an acquiror might be willing to pay in the future for shares of our common stock.

Management will have broad discretion over the use of proceeds from this offering.

      The net proceeds from this offering will be used for general corporate purposes. Although we list expanding our sales and marketing efforts, research and product development, and acquiring complementary products, technologies and businesses, as examples of general corporate purposes, we are not obligated to pursue any of these opportunities. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus and in the accompanying prospectus supplement, and in the documents we have filed with the Securities and Exchange Commission which we have referenced under “Where You Can Find More Information” on page 53, may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus and the accompanying prospectus supplement that are not historical facts. You may find these statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus, in the accompanying prospectus supplement and in the other documents filed with the SEC.

      We typically use terms such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek” and “estimate” and similar words to identify forward-looking statements, although we express some forward-looking statements differently. You should be aware that these statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond our control and are difficult to predict, and that our actual results could differ materially from those expressed or forecasted in the forward-looking statements due to a number of factors, including:

•	failure to successfully commercialize our products,

•	failure to develop new products,

•	competitive factors,

•	general economic conditions,

•	failure to achieve positive results in clinical trials,

•	uncertainty regarding our patents and patent rights and costs of patent litigation, including the material harm to us if there were an unfavorable outcome of any such litigation,

•	government regulation,

•	government investigation,

•	changes in reimbursement rates or methods, or

•	technological change.

      You should also consider carefully the statements under “Risk Factors” beginning on page 6 and other sections of this prospectus, in the accompanying prospectus supplement and in the other documents filed with the SEC, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which reflect our management’s view only as of the date of this prospectus. We have no plans to update these forward-looking statements.

      We use market data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

COMMON STOCK MARKET DATA

      Our common stock is listed on the Nasdaq National Market under the symbol “ENDO.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as quoted on the Nasdaq SmallCap Market from January 1, 1999 to May 22, 2000 and the Nasdaq National Market from May 23, 2000 to June 30, 2001:

	High	Low

1999

First Quarter	$7.00	$2.00

Second Quarter	6.00	2.88

Third Quarter	8.25	4.63

Fourth Quarter	9.19	5.12

2000

First Quarter	$22.56	$8.38

Second Quarter	20.63	11.75

Third Quarter	23.00	15.75

Fourth Quarter	19.88	11.50

2001

First Quarter	$14.44	$6.75

Second Quarter	16.26	5.00

      On October 30, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $22.49 per share. As of August 31, 2001, there were 320 holders of record of our common stock.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of securities under this prospectus and the prospectus supplement primarily for:

•	building a national sales force and expanding our sales and marketing efforts,

•	research and product development,

•	acquiring complementary products, technologies and businesses, and

•	general corporate purposes, including working capital.

      We currently have no commitments or agreements with respect to any acquisitions. The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

•	success of our sales and marketing efforts and related cash flows,

•	competitive market developments,

•	progress in and scope of our research and development activities,

•	success in acquiring complementary products, technologies and businesses, and

•	costs of any litigation.

      These or other factors may result in our making changes in the use of these proceeds. Our management has broad discretion as to the allocation and use of the net proceeds of the offering. Until we use the net proceeds of the offering, we plan to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

      We have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the board of directors and will depend on their existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

CAPITALIZATION

      The following table shows our actual capitalization as of June 30, 2001:

As of
June 30, 2001

(In thousands, except
share amounts)

Long-term obligations, less current portion(1)	$2,355
Stockholders’ equity

Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—

Common stock, $0.001 par value; 50,000,000 shares authorized; 16,177,495 shares issued and outstanding	16

Additional paid-in capital	56,426

Note receivable from stock sale	(1,028)

Accumulated deficit	(36,579)

Total stockholders’ equity	18,835

Total long-term obligations and equity	$21,190

      In the table above, the number of shares of common stock outstanding is based upon the number of shares outstanding as of June 30, 2001, and excludes:

•	3,289,209 shares of common stock issuable upon exercise of options outstanding as of June 30, 2001, at a weighted average exercise price of $5.98 per share.

•	442,388 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2001, at a weighted average exercise price of $9.03 per share.

•	961,519 shares of common stock issued between July 1, 2001 and August 31, 2001, which includes 346,435 shares of common stock issued upon conversion of convertible debentures that were outstanding as of June 30, 2001.

(1)	Long-term obligations include $2,300 of convertible debentures and $55 relating to a note payable and other liabilities, net of current balances. In July 2001, the $2,300 in principal amount of convertible debentures and accrued interest was converted into 346,435 shares of common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected financial data set forth below are derived from our consolidated financial statements. The statement of operations data for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1996, 1997, 1998, 1999 and 2000 are derived from our audited consolidated financial statements. The statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 are derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared by us on a basis consistent with our audited consolidated financial statements and, in management’s opinion, include all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of this information. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire year, for any other interim period or for any future year. The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our financial statements filed with the SEC.

						Six Months Ended
	Years Ended December 31,					June 30,

	1996	1997	1998	1999	2000	2000	2001

						(Unaudited)

	(In thousands, except per share data)

Statement of Operations Data:

Revenues	2,277	2,348	2,495	3,462	6,671	2,876	6,293

Costs and expenses:

Cost of revenues	1,053	1,422	1,183	1,684	3,012	1,370	2,446

Research and development	1,023	1,596	1,920	2,574	3,204	1,545	1,826

Selling, general and administrative	1,410	3,553	4,653	7,992	12,230	5,855	6,465

Impairment loss on long-lived assets	325	—	—	—	—	—	—

Total costs and expenses	3,811	6,571	7,756	12,250	18,446	8,770	10,737

Loss from operations	(1,534)	(4,223)	(5,261)	(8,788)	(11,775)	(5,894)	(4,444)

Interest income (expense), net	(29)	201	336	(476)	(624)	(471)	38

Net loss	$(1,563)	$(4,022)	$(4,925)	$(9,264)	$(12,399)	$(6,365)	$(4,406)

Net loss per share	$(.27)	$(.48)	$(.49)	$(.86)	$(.97)	$(.53)	$(.29)

Weighted average shares outstanding	5,895	8,307	10,062	10,838	12,757	11,917	15,379

	As of December 31,
						As of June 30,
	1996	1997	1998	1999	2000	2001

						(Unaudited)

	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$576	$3,912	$6,286	$7,365	$22,016	$15,928

Working capital	595	3,718	5,544	6,445	19,452	15,184

Total assets	1,952	5,691	7,992	12,996	28,845	27,919

Long-term obligations(1)	771	44	201	10,153	7,574	2,355

Total stockholders’ equity (deficiency)	(17)	3,960	6,011	(480)	14,869	18,835 (2)

(1)	Long-term obligations include convertible debentures, a note payable and other liabilities, net of current balances.

(2)	Total stockholders’ equity as of June 30, 2001 increased 27% to $18,835 compared to $14,869 as of December 31, 2000. The increase was attributable primarily to the conversion of $5,200 in convertible debentures into 770,370 shares of common stock, issuance of common stock valued at $2,837 in consideration of a membership interest in U.S. Therapies, LLC, offset by the net loss of $4,406 for the six-month period ending June 30, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and related notes we have previously filed with the SEC. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth under “Risk Factors” on page 6 and elsewhere in this prospectus or the accompanying prospectus supplement.

Overview

      We are a medical device company focused on the development of urological healthcare technologies with the potential to dramatically improve men’s health and quality of life. We are currently concentrating on the diagnosis, monitoring and treatment of prostate disease. Our goal is to develop or acquire a full suite of diagnostic and therapeutic products and services addressing the urology market.

      Our first product, the Cryocare Surgical System, is a minimally invasive cryosurgical system for the targeted treatment of prostate cancer. We commenced commercial sales of our FDA cleared Cryocare Surgical System in the United States in July 1999. We obtained the CE Mark for the Cryocare Surgical System, and have registered the Cryocare Surgical System for distribution in Canada, Australia and New Zealand. We sell the Cryocare Surgical System to urology groups and urologists through our sales force and through distribution arrangements.

      We were formed in 1990 as a research and development division of Medstone International, Inc. (Nasdaq: MEDS), a manufacturer of shockwave lythotripsy equipment for the treatment of kidney stones. On January 1, 1996, we became an independent, publicly-owned corporation upon Medstone’s distribution of our stock to their existing stockholders. We have incurred significant operating losses and negative cash flows from operations in each full fiscal year since January 1, 1996. We incurred net losses of approximately $4.9 million in 1998, $9.3 million in 1999, $12.4 million in 2000 and $4.4 million for the six months ended June 30, 2001. As of June 30, 2001, we had an accumulated deficit of $36.6 million. We expect to incur additional losses as we expand our sales and marketing efforts and continue to develop new products.

      We generate revenues primarily from sales of our Cryocare Surgical System units and from the recurring sales of our disposable cryoprobes. We recognize revenues upon shipment for sales of system units and disposable cryoprobes. In the past, we placed our Cryocare Surgical System units with urology groups on a per-use basis to expand our installed base, and thus increase the market for our disposable cryoprobes. Under this placement program, we receive revenue from each use of the Cryocare Surgical System unit, which we recognize upon completion of the procedure. The cost of the Cryocare Surgical System unit is depreciated into cost of revenues over an estimated useful life of three years. Although we do not expect to continue utilizing a placement program, we have been selling and may continue to sell our Cryocare Surgical System units at a discount from list price to establish an installed base. Prior to Medicare’s initiation of national reimbursement coverage for our Cryocare Surgical System in July 1999, we focused on generating revenues from a mobile cryosurgery business in which we provided cryosurgical equipment for the treatment of prostate and liver cancer on a procedural basis. Revenues from mobile cryosurgical procedures have declined over the six-month period ended June 30, 2001 and are expected to continue to decline due to our increased strategic focus on system sales.

      The initial product mix of Cryocare Surgical System units when compared to disposable cryoprobes will negatively impact our gross margins until we have established a sufficiently large installed base of users. In the event we establish an installed base of Cryocare Surgical System units, we expect to generate an increasing portion of our revenues through recurring sales of our disposable cryoprobes.

      Cost of revenues consists primarily of:

•	costs relating to the manufacture of our Cryocare Surgical System units and disposable cryoprobes,

•	depreciation of Cryocare Surgical System units placed with urology groups,

•	costs relating to our internal operations, and

•	royalties on product sales.

      Research and development expenses include expenses associated with the design, development, testing and enhancement of our products. These expenses consist primarily of:

•	salaries and related personnel expenses,

•	fees paid to outside service providers,

•	expenditures for clinical trials,

•	expenditures for purchases of laboratory supplies, and

•	utilities and other facility expenses related to product development.

      We expense research and development expenses when incurred. Our research and development efforts are periodically subject to significant non-recurring expenses and fees that can cause significant variability in our quarterly research and development expenses.

      Selling, general and administrative expenses primarily consist of:

•	salaries, commissions and related expenses for personnel engaged in sales, marketing, customer service and administrative functions;

•	expenses associated with advertising, trade shows, promotional and other marketing activities;

•	legal and regulatory expenses; and

•	general corporate expenses.

Results of Operations

      The following table sets forth, for the periods indicated, financial data as a percentage of revenues:

				Six Months
	Years Ended December 31,			Ended June 30,

	1998	1999	2000	2000	2001

				(Unaudited)

Revenues	100%	100%	100%	100%	100%

Cost of revenues	47	49	45	48	39

Gross margin	53	51	55	52	61

Operating expenses:

Research and development	77	74	48	54	29

Selling, general and administrative	187	231	183	203	103

Total operating expenses	264	305	231	257	132

Loss from operations	(211)	(254)	(177)	(205)	(71)

Interest income (expense), net	14	(14)	(9)	(16)	1

Net loss	(197)%	(268)%	(186)%	(221)%	(70)%

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

      Revenues. Revenues for the six months ended June 30, 2001 increased 119% to $6,293,000 compared to $2,876,000 for the same period in 2000. The increase was attributable primarily to increased sales of our Cryocare Surgical System units and related disposable cryoprobes resulting from increased marketing by us and U.S. Medical Devices, Ltd. On June 30, 2001, we entered into a distribution agreement with U.S. Medical Devices, a subsidiary of U.S. Therapies, LLC, in which we hold an approximate 5% membership interest in the form of Class A units. Sales to U.S. Medical Devices accounted for approximately 31% and 37% of our revenues for the six-month and three-month periods ended June 30, 2001, respectively.

      Cost of Revenues. Cost of revenues for the six months ended June 30, 2001 increased 79% to $2,446,000 compared to $1,370,000 for the same period in 2000. The increase resulted primarily from the expense of manufacturing an increased number of Cryocare Surgical Systems units and disposable cryoprobes sold during the six months ended June 30, 2001.

      Gross Margin. Gross margin on revenues increased to 61% for the six months ended June 30, 2001 compared to 52% for the same period in 2000. The increase is due primarily to an increase in sales of our higher margin disposable cryoprobes and our shift to sales of our Cryocare Surgical System units from our prior placement program coupled with a reduction in product costs due primarily to increased manufacturing efficiencies.

      Research and Development Expenses. Research and development expenses for the six months ended June 30, 2001 increased 18% to $1,826,000 compared to $1,545,000 for the same period in 2000. The increase was primarily attributable to hiring additional personnel, improving our infrastructure, increased spending on product development efforts and clinical costs associated with our Horizon Prostatic Stent.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the six months ended June 30, 2001 increased 10% to $6,465,000 compared to $5,855,000 for the same period in 2000. The increase reflects increased sales and marketing costs, including increased sales commissions, associated with increased commercialization of our Cryocare Surgical System.

      Interest Income (Expense), Net. Interest income (expense), net for the six months ended June 30, 2001 was $38,000 compared to $(471,000) for the same period June 30, 2001. The increase was primarily due to increased interest income associated with a higher balance of cash and cash equivalents for the six months ended June 30, 2001, partially offset by interest expense.

      Net Loss. Net loss for the six months ended June 30, 2001 was $4,406,000 or $0.29 per share on 15,379,000 weighted average shares outstanding compared to a net loss of $6,365,000 or $0.53 per share on 11,917,000 weighted average shares outstanding for the same period in 2000. The decrease in net loss is primarily attributable to increased revenues and lower cost of revenues as a percentage of revenues and increased interest income, partially offset by higher research and development and selling, general and administrative expenses.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenues. Revenues for the year ended December 31, 2000 increased 93% to $6,671,000 compared to $3,462,000 in 1999. Revenues for the year ended December 31, 2000 consisted of $5,968,000 in revenues from product sales and $703,000 in revenues from mobile cryosurgical procedures. Revenues for the year ended December 31, 1999 consisted of $2,329,000 in revenues from product sales and $1,133,000 in revenues from mobile cryosurgical procedures. The increase in revenues for the year ended December 31, 2000 was attributable primarily to a $3,639,000 increase in sales of our products during 2000 partially offset by a $430,000 decrease in revenue from mobile cryosurgical procedures during 2000. Revenues from mobile cryosurgical procedures are expected to decline during 2001 due to our increased strategic focus on sales of our Cryocare Surgical System.

      Cost of Revenues. Cost of revenues for the year ended December 31, 2000 increased 79% to $3,012,000 compared to $1,684,000 in 1999. Cost of revenues for the year ended December 31, 2000 consisted of

$2,607,000 in expenses related to product sales and $405,000 in expenses related to mobile cryosurgical procedures. Cost of revenues for the year ended December 31, 1999 consisted of $1,255,000 in expenses related to product sales and $429,000 in expenses related to mobile cryosurgical procedures. The increase in costs of revenues for the year ended December 31, 2000 resulted primarily from an increase in the cost of manufacturing an increased number of Cryocare Surgical Systems units and disposable cryoprobes sold during 2000 partially offset by a decrease in costs related to fewer mobile cryosurgical procedures performed.

      Gross Margins. Gross margins on revenues increased to 55% for the year ended December 31, 2000 compared to 51% in 1999. Gross margins on product sales increased to 56% for the year ended December 31, 2000 compared to 46% in 1999. Gross margin on our mobile cryosurgical procedures decreased to 42% for the year ended December 31, 2000 compared to 62% in 1999. The increase in gross margins on revenues during the year ended December 31, 2000 is due primarily to an increase in sales of our higher margin disposable cryoprobes, our shift to sales of our Cryocare Surgical System units from our prior placement program, a reduction in product costs due primarily to increased manufacturing efficiencies, partially offset by a decrease in gross margins on mobile cryosurgical procedures.

      Research and Development Expenses. Research and development expenses for the year ended December 31, 2000 increased 24% to $3,204,000 compared to $2,574,000 in 1999. The increase was primarily attributable to hiring additional personnel, improving our infrastructure, increased spending on product development efforts and clinical costs associated with our Horizon Prostatic Stent.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2000 increased 53% to $12,230,000 compared to $7,992,000 in 1999. This increase reflects increased sales and marketing costs, including increased sales commissions, associated with the commercialization of our Cryocare Surgical System and an increase in our direct sales and marketing personnel between periods.

      Interest Income (Expense), Net. Interest income (expense), net for the year ended December 31, 2000 was ($624,000) compared to ($476,000) in 1999. The change was due to interest expense associated with the issuance of debt in the middle of 1999 and 2000, including corresponding amortization of deferred financing costs partially offset by interest income.

      Net Loss. Net loss for the year ended December 31, 2000 was $12,399,000 or $0.97 per share on 12,757,000 weighted average shares outstanding, compared to a net loss of $9,264,000, or $0.86 per share on 10,838,000 weighted average shares outstanding for the same period in 1999. The increase in net loss resulted from higher research and development costs, higher selling, general and administrative expenses and increased interest expense, partially offset by increased revenues and lower cost of revenues as a percentage of revenues.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenues. Revenues for the year ended December 31, 1999 increased 39% to $3,462,000 compared to $2,495,000 in 1998. Revenues for the year ended December 31, 1999 consisted of $2,329,000 in revenues from product sales and $1,133,000 in revenues from mobile cryosurgical procedures. Revenues for the year ended December 31, 1998 consisted of $1,363,000 in revenues from product sales, $490,000 in revenues from mobile cryosurgical procedures and $642,000 in revenues from a collaborative agreement. The revenues from a collaborative agreement in 1998 represented a licensing fee and the respective period’s amortization of a lump-sum payment from Boston Scientific Corporation based upon a previous distribution agreement entered into in November 1996. The distribution agreement with Boston Scientific was terminated by us in March 1999. The increase in revenues for the year ended December 31, 1999 was attributable primarily to a $966,000 increase in sales of products from the third quarter 1999 launch of our Cryocare Surgical System and related disposable cryoprobes in conjunction with Medicare’s July 1999 implementation of national reimbursement coverage for primary treatment of prostate cancer with cryosurgery and a $643,000 increase in revenue from mobile cryosurgical procedures resulting from increased sales and marketing efforts.

      Cost of Revenues. Cost of revenues for the year ended December 31, 1999 increased 42% to $1,684,000 compared to $1,183,000 in 1998. Cost of revenues for the year ended December 31, 1999 consisted of

$1,255,000 in expenses related to product sales and $429,000 in expenses related to mobile cryosurgical procedures. Cost of revenues for the year ended December 31, 1998 consisted of $974,000 in expenses related to product sales and $209,000 in expenses related to mobile cryosurgical procedures. The increase in cost of revenues for the year ended December 31, 1999 resulted primarily from the expense of manufacturing an increased number of Cryocare Surgical Systems units and disposable cryoprobes sold during 1999 and an increase in expenses related to mobile cryosurgical procedures due to additional procedures performed during 1999.

      Gross Margins. Gross margins on revenues decreased to 51% for the year ended December 31, 1999 compared to 53% in 1998. Gross margins on product sales increased to 46% for the year ended December 31, 1999 compared to 29% in 1998. Gross margin on our mobile cryosurgical procedures increased to 62% for the year ended December 31, 1999 compared to 57% in 1998. The decrease in gross margins on revenues for the year ended December 31, 1999 is due to the one-time collaborative agreement revenues of $642,000 received in 1998, partially offset by a reduction in product costs due primarily to increased manufacturing efficiencies and an increase in higher margin procedures for mobile cryosurgical procedures in 1999.

      Research and Development Expenses. Our research and development expenses for the year ended December 31, 1999 increased 34% to $2,574,000 compared to $1,920,000 in 1998. The increase is attributable to hiring additional personnel and related infrastructure to support general product improvement, increased expenses on new product development efforts and clinical costs associated with our Horizon Prostatic Stent.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1999 increased 72% to $7,992,000 compared to $4,653,000 in 1998. This increase reflects increased sales and marketing costs associated with the third quarter 1999 launch of our Cryocare Surgical System and an almost doubling of our sales and marketing personnel between periods.

      Interest Income (Expense), Net. Interest income (expense), net was ($476,000) for the year ended December 31, 1999 compared to $336,000 in 1998. The change was due to interest expense associated with the issuance of convertible debentures and a note payable in 1999, including corresponding amortization of deferred financing costs partially offset by interest income.

      Net Loss. Net loss for the year ended December 31, 1999 was $9,264,000, or $0.86 per share on 10,838,000 weighted average shares outstanding, compared to a net loss of $4,925,000, or $0.49 per share on 10,062,000 weighted average shares outstanding for the same period in 1998. The increase in net loss resulted from higher research and development expenses, higher selling, general and administrative expenses and increased interest expenses partially offset by increased revenues.

Liquidity and Capital Resources

      Since our inception we have funded our operations primarily through private placements of equity securities, private placements of convertible debentures that were subsequently converted into equity securities, loans that were subsequently converted into equity securities, the use of short-term and long-term debt and sales to customers. At June 30, 2001, we had cash and cash equivalents of $15,928,000.

      In June and July 1999, we received a total of $8 million from the sale to institutional investors of 7% convertible debentures due in three years from the date of issuance. During the second quarter of 2000, these debentures were converted into 1,475,610 shares of common stock pursuant to the terms of the debentures. On May 5, 2000, we received a total of $8 million from the sale of additional 7% convertible debentures, of which $0.5 million of these debentures were converted into 74,074 shares of common stock during the fourth quarter of 2000, $1 million of these debentures were converted into 148,148 shares of common stock during the first quarter of 2001, $4.2 million of these debentures were converted into 622,222 shares of common stock during the second quarter of 2001, and the final $2.3 million of these debentures were converted into 340,741 shares of common stock in July 2001.

      As of June 30, 2001, our long term debt totaled $2,354,971, of which $2.3 million represented convertible debentures that were converted into equity in July 2001 as described above. We had an outstanding balance of

$1,558,000 on a credit facility as of June 30, 2001. We subsequently repaid the outstanding balance on this credit facility prior to its maturity on July 31, 2001.

      Cash Used in Operations. Net cash used in operating activities was approximately $4.3 million, $8.4 million, $10.7 million and $6.4 million for the years ended December 31, 1998, 1999, 2000 and for six months ended June 30, 2001, respectively. For these periods, net cash used in operating activities resulted primarily from net losses. In conjunction with the increased sales of our Cryocare Surgical System and related disposable cryoprobes, inventory increased to $2,198,000 at June 30, 2001 compared to $1,544,000 at December 31, 2000 and net accounts receivable increased to $3,671,000 at June 30, 2001 compared to $2,114,000 at December 31, 2000. Our current liabilities grew to $6,728,160 at June 30, 2001 compared to $6,401,025 at December 31,2000 due to an increase in operating activities.

      Investing Activities. Net cash used in investing activities was approximately $0.35 million, $0.64 million, $0.48 million and $0.58 million for the years ended December 31, 1998, 1999, 2000 and for the six months ended June 30, 2001, respectively. The net cash used in investing activities primarily included additions to property and equipment as well as investments in alliances and patents.

      Cash Provided by Financing Activities. Net cash provided by financing activities was approximately $7.0 million, $10.1 million, $25.9 million and $0.91 million for the years ended December 31, 1998, 1999, 2000 and the six months ended June 30, 2001, respectively. The net cash provided by financing activities was primarily attributable to the net proceeds from private placements of equity securities, exercise of call rights to purchase outstanding convertible debentures, options and warrants and borrowings under our credit facility.

      Working Capital. Our working capital decreased to $15.9 million at June 30, 2001 from $19.5 million at December 31, 2000. The decrease in working capital was due to our use of cash in operations, higher accounts receivable, increased inventory and an increase in current liabilities.

      On June 30, 1999, we acquired all of the outstanding membership interests of Advanced Medical Procedures, LLC, a Florida limited liability company, or AMP. The AMP unitholders received an aggregate of 260,000 shares of our common stock in exchange for all of their AMP units. AMP operated a mobile cryosurgery business which provided cryosurgical equipment for the treatment of prostate and liver cancer on a per procedure basis. The merger was accounted for as a pooling-of-interests for financial reporting purposes. The historical financial statements for the periods prior to the merger are restated as though our businesses had been combined during such periods.

      In October 1999, we entered into a strategic alliance with Sanarus Medical, Inc., a privately held medical device company. The terms of the related agreements included a 5% equity investment by our company in Sanarus totaling $300,000. We also received a warrant to acquire at that time approximately 79% of Sanarus’ common stock in consideration for entering into a manufacturing, supply and license agreement. The investment is included in other assets in our consolidated balance sheets as of December 31, 2000 and June 30, 2001 and is reflected at cost as we do not have significant influence over the operations of Sanarus. In June 2001, we provided a bridge loan to Sanarus in the amount of $250,000. This amount was subsequently repaid in July 2001 upon Sanarus’ receipt of additional equity financing, which financing along with other financings by Sanarus reduced our potential maximum ownership percentage to approximately 22% on a fully-diluted basis.

      In June 2001, we entered into a five year distribution agreement with Qualigen, Inc. pursuant to which we will distribute Qualigen’s 15-minute prostate cancer screening test as an integral part of our developmental diagnostic workstation. We have an exclusive distribution right in the United States for one-year, which exclusivity period may be extended for additional one-year periods over the term of the agreement if we satisfy minimum purchase commitments.

      On June 30, 2001, we issued 213,010 shares of our common stock valued at its fair market value of $2,837,293 in consideration for a membership interest, in the form of Class A units of U.S. Therapies, LLC, equal to approximately 5% of the total issued and outstanding Class A units of U.S. Therapies on a fully-diluted basis. We simultaneously entered into a distribution agreement with U.S. Medical Devices Ltd., a subsidiary of U.S. Therapies, under which U.S. Medical Devices received exclusive sales rights to our

Cryocare Surgical System and related disposable products in 16 states and the exclusive right to sell to HealthTronics Surgical Services, Inc. (Nasdaq: HTRN) and its affiliates. We recorded the investment in U.S. Therapies in investments, intangible and other assets in our balance sheet as of June 30, 2001. Sales to U.S. Medical Devices accounted for approximately 31% and 37% of our revenues for the six-month and three-month periods ended June 30, 2001, respectively.

      We expect to have negative cash flows from operations for the next several quarters. We also expect increased sales and marketing expenses related to the promotion of our Cryocare Surgical System, increased expenses related to our Horizon Prostatic Stent, increased research and development expenses, as well as expenses for additional personnel and product enhancement efforts. Our future capital requirements will depend on a number of factors, including market acceptance of our Cryocare Surgical System, the resources we devote to developing and supporting our products, continued progress of our research and development of potential products, the need to acquire licenses to technology and the availability of other financing. We believe that our current cash balances, together with the net proceeds from this offering and revenue to be derived from sales of our Cryocare Surgical System, will be sufficient to fund our operations for at least the next 12 months. If we elect to undertake or accelerate significant research and development projects for new products or pursue corporate acquisitions, we may require additional outside financing sooner than anticipated. We expect that to meet our long-term needs we may need to raise substantial additional funds through the sale of our equity securities, the incurrence of indebtedness or through funds derived through entering into collaborative agreements with third parties. We also expect to replace our credit line which matured in July 2001. Additional equity or debt financing may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce our selling and marketing activities, reduce the scope of or eliminate our research and development programs, or relinquish rights to technologies or products that we might otherwise seek to develop or commercialize. In the event that we do raise additional equity financing, investors in this offering will be further diluted. In the event that we incur additional indebtedness to fund our operations, we may have to grant the lender a security interest in our assets.

Inflation

      The impact of inflation on our business has not been material to date.

Quantitative and Qualitative Disclosures About Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. Our financial instruments include cash, cash equivalents, notes receivable and debentures. At June 30, 2001, the carrying values of our financial instruments approximated their fair values. We do not believe that an increase in market rates would have any significant negative impact on our consolidated financial statements.

      Our policy is not to enter into derivative financial instruments. In addition, we do not enter into any futures or forward contracts and therefore, we do not have significant market risk exposure with respect to commodity prices.

      Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Recently Issued Accounting Pronouncements

      In September 2000, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement replaces SFAS No. 125 and is effective in the second quarter of 2001. SFAS No. 140 revises the accounting for securitizations and other transfers of financial assets. The adoption of SFAS No. 140 did not have a material effect on our financial position or results of operations.

      Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 did not have a material effect on our financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria for intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.”

      We are required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and SFAS No. 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142. Because of the extensive effort needed to comply with adopting SFAS Nos. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these statements on our financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Since the requirement is to recognize the obligation when incurred, approaches that have been used in the past to accrue the asset retirement obligation over the life of the asset are no longer acceptable. SFAS No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset, i.e., the associated asset retirement costs, and to depreciate that cost over the life of the asset. The liability is increased at the end of each period to reflect the passage of time, i.e., accretion expense, and changes in the estimated future cash flows underlying the initial fair value measurement. We will adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on our financial reporting and related disclosures.

BUSINESS

Overview

      We are a medical device company that focuses on the development of urological healthcare technologies with the potential to dramatically improve men’s health and quality of life. We are currently concentrating on the diagnosis, monitoring and treatment of prostate disease. The principal diseases of the prostate are prostate cancer and benign prostate hyperplasia, or BPH, which are discussed below. Our goal is to develop or acquire a full suite of diagnostic and therapeutic products and services addressing the urology market.

      Our FDA cleared Cryocare Surgical System is our first product. We occupy a leading position in the market for cryosurgical treatment of prostate cancer. We derive substantially all of our revenues from the sale of the Cryocare Surgical System and recurring sales of our disposable supplies. We intend to continue to penetrate the market for the treatment of prostate cancer by generating physician and patient awareness of the efficacy and advantages of our cryosurgical system.

      The key elements of our Cryocare Surgical System are our patented real time temperature monitoring and the Cryoguide, our computer-controlled ultrasound guidance and planning system. Careful monitoring of the temperature around the prostate and optimal positioning of the cryoprobes enables the physician to destroy the cancer with relatively minimal risk to surrounding healthy tissue.

      Medicare initiated national reimbursement coverage for the primary treatment of prostate cancer with cryosurgery and we began selling this system in July 1999. Effective July 2001, Medicare approved reimbursement of secondary cryosurgical treatment for men who have been unsuccessfully treated with radiation therapy.

      We believe our proprietary cryosurgical technologies have broad applications across a number of surgical markets, including treating tumors in the kidney, lung, breast, liver and bones, as well as the treatment of cardiac arrhythmia, including atrial fibrillation. We plan to continue to enhance and leverage our cryosurgical technology platform by partnering with third parties who can effectively develop, distribute or otherwise commercialize our technology in other clinical areas.

      Our research and development program has developed a number of medical devices with applications in the urology market, including our Horizon Prostatic Stent, and a prototype precision biopsy tool. We have also obtained the commercial rights to distribute an accurate 15 minute PSA test.

Prostate Cancer

Market Background

      The prostate is a walnut size gland surrounding the male urethra, located below the bladder and adjacent to the rectum. Prostate cancer is a malignant tumor that begins most often in the periphery of the gland and, like other forms of cancer, may spread beyond the prostate to other parts of the body. If left untreated, prostate cancer can metastasize to the lung or bone, resulting in death.

      The incidence of prostate cancer has risen steadily since 1980 to become the second most common cause of cancer-related deaths among men. Prostate cancer is most prominent in North America and northwestern Europe and less common in Asia, Africa, Central America, and South America. The American Cancer Society estimates there will be about 198,100 new cases of prostate cancer diagnosed and an estimated 31,500 deaths associated with the disease in the United States during 2001.

      Prostate cancer incidence and mortality increase with age. Prostate cancer is found most often in men who are over the age of 50. According to the American Cancer Society, 70% of men diagnosed with prostate cancer are over the age of 65. In addition to age, other risk factors are linked to prostate cancer, such as genetics and diet.

      The dramatic increase in prostate cancer cases has led to heightened awareness of the disease, which has led to increased rates of testing and improved diagnostic methods. The American Cancer Society recommends that men without symptoms, risk factors and a life expectancy of at least ten years should begin regular annual medical exams at the age of 50, and believes that the healthcare provider should offer as a part of the exam, the prostate-specific antigen, or PSA, blood test and a digital rectal examination, or DRE, in which the physician places a gloved finger into the rectum and examines the prostate for lumps. The PSA blood test determines the amount of prostate specific antigen present in the blood. PSA is found in a protein secreted by the prostate, and elevated levels of PSA can be associated with either prostatitis, a non-cancerous inflammatory condition, or a proliferation of cancer cells in the prostates. Transrectal ultrasound tests and biopsies are typically performed on patients with elevated PSA readings to confirm the existence of cancer.

      Over 85% of prostate cancer patients are eligible for our cryosurgical treatment. The U.S. market for prostate cancer treatment for newly diagnosed patients is estimated to be approximately $1.3 billion in 2001 and is expected to grow to $2 billion by 2006. We believe the market for secondary cryosurgical treatment of patients with recurring prostate cancer is significant.

Non-Cryosurgical Treatment Options

      Therapeutic alternatives for patients with prostate cancer have been both limited and unattractive. Current treatment options include radical surgery, radiation therapy, hormone or other ancillary therapies, “watchful waiting,” and cryotherapy. These options are evaluated using a number of criteria, including the patient’s age, physical condition and stage of the disease. However, due to the slow progression of the disease, the decision for treatment typically is based upon the severity of the condition and the resulting quality of life.

      Radical prostatectomy has been used for over 30 years and is most often the therapy of choice due to the surgeon’s high degree of confidence in surgically removing the cancerous tissue, particularly for patients having more advanced stages of the disease. The procedure is dependent on the skill of the surgeon and is often associated with relatively high rates of impotence, incontinence and operative mortality.

      Radiation therapy for prostate cancer includes both external radiation beam and interstitial radioactive seed therapies. External beam radiation therapy emerged as one of the first alternatives to radical prostatectomy; however, studies have shown that the success rate of this procedure is not comparable to that of radical prostatectomy. Interstitial radioactive seed therapy, also referred to as brachytherapy, is the permanent placement of radioactive seeds in the prostate. Brachytherapy has been shown to be most effective for localized tumors caught in the early stage of disease development.

      Ancillary therapies, primarily consisting of hormone therapy and chemotherapy, are used to slow the growth of cancer and reduce tumor size, but are generally not intended to be curative. Ancillary therapies are often used during advanced stages of the disease to extend life and to relieve symptoms. Side effects of hormonal drug therapy include increased development of breasts, impotence and decreased libido. In addition, many hormone pharmaceuticals artificially lower PSA levels in patients, which can interfere with the staging of the disease and monitoring its progress. Side effects of chemotherapy include nausea, hair loss and fatigue. Drug therapy and chemotherapy require long-term, repeated administration of medication on an outpatient basis.

      “Watchful waiting” is recommended by some physicians in some circumstances based upon the severity and growth rate of the disease, as well as the age and life expectancy of the patient. The aim of watchful waiting is to monitor the patient, treat some of the attendant symptoms and determine when more active intervention is required. Watchful waiting has gained popularity among those patients refusing treatment due to side effects associated with radical prostatectomy. Watchful waiting requires periodic physician visits and PSA monitoring.

The History of Cryosurgery

      Cryosurgery, freezing tissue to destroy tumor cells, was first developed in the 1960’s. During this period, the use of “cold probes,” or cryoprobes, was explored as a method to kill prostate tissue without resorting to radical surgery. Although effective in killing cancer cells, the inability to control the amount of tissue frozen prevented broad use and development of cryotherapy for prostate cancer. These initial negative experiences with cryosurgery continue to contribute to a lack of widespread acceptance of the procedure today.

      In the late 1980’s, progress in ultrasound imaging allowed for a revival in the use of cryosurgery. Using ultrasound, the cryoprobe may be guided to the targeted tissue from outside the body through a small incision. The physician activates the cryoprobe and uses ultrasound to monitor the growth of ice in the prostate as it is occurring. When the ice encompasses the entire prostate, the probe is turned off. This feedback mechanism of watching the therapy as it is administered allows the physician more precise control during application. Published studies suggest that cryosurgery may be able to deliver disease free rates comparable to radical surgery, but with the benefit of lower rates of incontinence and mortality, shorter recovery periods and relatively minimal complications.

Our Solution: The Cryocare Surgical System

      We have developed our proprietary Cryocare Surgical System, a next-generation cryosurgery system, to allow the urologist to treat prostate cancer in a minimally invasive manner. The Cryocare Surgical System has been designed to freeze tissue much faster and with more control than previous cryosurgical systems.

      The Cryocare Surgical System incorporates enhanced control mechanisms to minimize the risk of unintended damage to tissue surrounding the prostate. The argon gas-based cryoprobes stop freezing instantly. Use of six to eight temperature probes selectively placed in the prostate near the rectal tissue, sphincter muscles, which control continence, and neurovascular bundles, which control potency, enables the physician to monitor temperatures of tissue adjacent to the prostate in real time.

      The majority of our cryosurgical procedures to date have been performed in medium to high risk patients. In these procedures, the urologist intentionally ablates the neurovascular bundles to prevent the recurrence of cancer, typically resulting in impotence. We are attempting to develop a nerve sparing procedure for lower risk patients through a combination of early detection and improved surgical techniques.

      The drawing below depicts our Cryocare Surgery System in use:

      Our Cryoguide, a software controlled ultrasound planning and mapping system sold as an accessory to the Cryocare Surgical System, is a significant advancement in targeted cryoablation of the prostate. The Cryoguide control unit consists of a computer console and display screen designed to be compatible with standard ultrasound equipment. The Cryoguide allows physicians to visualize the prostate in three dimensions and uses a grid system to facilitate the precise placement of our cryoprobes in the optimal position in the prostate. Our Cryoguide incorporates a visualization and planning process allowing the surgeon to simulate cryoablation of the prostate. This simulation allows validation of the positioning of the cryoprobes prior to initiating treatment and tailoring the iceball formation for individual patients, improving patient outcomes. The Cryoguide creates a standardized repeatable procedure and decreases procedural time.

      We are continually evaluating and implementing technology that will refine and improve the Cryocare Surgical System. Our proprietary cryoprobes are engineered to produce consistently sculpted ice conforming to the unique anatomy of the prostate. Our efficient argon gas-based system delivers lethal ice in a controllable and repeatable fashion. Our FastTrac percutaneous access device allows a simplified one step insertion of the cryoprobes to significantly reduce procedure time.

      The Cryocare Surgical System has been cleared for marketing by the FDA and was commercially launched in July 1999 following the initiation of national Medicare coverage for cryosurgical procedures as a primary treatment alternative for localized prostate cancer. Through direct sales of cryosurgical systems and our cryosurgical system placement program, we have installed Cryocare Surgical Systems primarily in North America, with over 1,000 patients treated to date. Effective July 1, 2001, the Healthcare Financing Administration, now CMS, has approved national Medicare coverage for secondary cryosurgical treatment to treat prostate cancer patients who have failed radiation therapy.

      Cryosurgery is the first minimally invasive procedure that urologists can perform themselves. With radiation therapies, urologists must refer the patient for treatment to a radiation oncologist. Cryosurgery offers the urologist both the opportunity to maintain continuity of patient care and to generate additional revenue.

      We own rights to 10 issued patents relating to the cryosurgical technology. These patents relate to our cryoprobe technology for creating the freeze zone and precisely controlling the shape of the freeze zone produced by the cryoprobes. Additionally, our patents relate to our computer guided system for assisting surgeons in properly placing cryoprobes in a patient, a computer controlled cryosurgery apparatus and method, and a cryosurgical integrated control and monitoring system. We also have several patents pending.

Key Advantages of Our Cryocare Surgical System

      The Cryocare Surgical System provides the following significant clinical advantages relative to other principal treatment options:

•	Effective for a broad range of low to high risk prostate cancer patients. In low risk cases, the success of cryosurgery, including our Cryocare Surgical System, is comparable to radiation therapy. In medium to high risk cases, results of cryotherapy appear to be superior to brachytherapy and are comparable to radiation therapy.

•	High quality of life following treatment. Our minimally invasive procedure offers patients short recovery periods and we believe may result in a lower incidence of certain side effects, including incontinence.

•	Treatment of patients who have failed radiation therapy. Patients who have failed radiation therapy have limited options. Cryosurgery is a potentially curative treatment option that can be used to treat these patients effectively with fewer side effects than surgery.

•	Treatment can be performed more than once. Unlike radiation therapy, cryosurgery can be repeated if the cancer recurs.

Diagnosis and Monitoring of Prostate Cancer

      Heightened awareness of prostate cancer has led to an emphasis to increased rates of testing and improved diagnostic and monitoring methods. To this end, we have acquired the rights to distribute a proprietary, PSA test which delivers accurate results within 15 minutes in the urologist’s office. We are also developing a unique precision biopsy tool which will allow targeted biopsy of the prostate, leading to more accurate location and grading of prostate tumors and better patient outcomes.

Benign Prostate Hyperplasia

Market Background

      BPH, which affects a significant number of adult men, is a non-cancerous enlargement of the innermost part of the prostate. BPH frequently results in a gradual squeezing of the part of the urethra which runs through the prostate. This causes patients to experience a frequent urge to urinate because of the incomplete emptying of the bladder and a burning sensation or similar discomfort during urination. The obstruction of urinary flow can also lead to a general lack of control over urination, including difficulty initiating urination when desired as well as difficulty preventing urinary flow because of the residual volume of urine in the bladder, a condition known as urinary incontinence. BPH symptoms may disturb sleep by causing the BPH sufferer to awaken frequently to urinate. Although symptoms occasionally stabilize or diminish without intervention, they generally become more severe over the course of the disease. Left untreated, the obstruction caused by BPH can lead to acute urinary retention, the complete inability to urinate, serious urinary tract infections and, in severe cases, permanent bladder and kidney damage.

      Most males will eventually suffer from BPH. In the United States, the incidence of BPH for men in their fifties is approximately 50% and rises to approximately 80% by the age of 80. The general aging of the United States population, as well as increasing life expectancies, is anticipated to contribute to the continued growth in the number of BPH sufferers. It is estimated that approximately 12 to 25 million men worldwide suffer from the symptoms of BPH.

      Patients diagnosed with BPH generally have four options for treatment: (i) “watchful waiting,” (ii) drug therapy, (iii) surgical intervention, and (iv) new, less invasive thermal therapies. Treatment is generally reserved for patients with intolerable symptoms or those with significant potential symptoms if treatment were withheld. A large number of patients delay discussing their symptoms or elect “watchful waiting” to see if the condition remains tolerable. We believe the development of less invasive procedures for treatment of BPH could result in a substantial increase in the number of BPH patients who elect to receive interventional therapy.

      Drug Therapies: Some drugs are designed to shrink the prostate by inhibiting or slowing the growth of prostate cells. Other drugs are designed to relax the muscles in the prostate and bladder neck to relieve urethral obstruction. Current drug therapy generally requires daily administration for the duration of the patient’s life.

      Surgical Intervention: Transurethral resection of the prostate, or TURP, is the most common surgical procedure and involves the removal of the prostate’s innermost core in order to reduce pressure on the urethra. TURP is performed by introducing an electrosurgical cutting loop through a cystoscope into the urethra and “chipping out” both the prostatic urethra and surrounding prostate tissue up to the surgical capsule, thereby completely clearing the obstruction. The average TURP procedure requires a hospital stay of approximately four days.

      Less Invasive Thermal Therapies: Other technologies developed or under development are non-surgical, catheter-based therapies that use thermal energy to preferentially heat diseased areas of the prostate to a temperature sufficient to cause cell death. Thermal energy forms being utilized include microwave, radio frequency and ultrasound energy. The procedures are typically performed in an outpatient setting under local anesthesia.

Stent Technology for BPH

      We are developing a new urological stent which has been designed to provide temporary and immediate relief for BPH patients who undergo thermotherapy and other procedures. Our Horizon Prostatic Stent is made of nitinol, a titanium metal alloy that employs a feature called shape memory. This shape memory feature allows the Horizon Prostatic Stent to be soft and flexible in its relaxed state, allowing the device to be introduced in a relatively pain-free manner using a catheter. When the device is heated to its transition temperature, the device expands to a predetermined shape. In the case of the Horizon Prostatic Stent, the predetermined shape is that of a rigid tube, or stent. A catheter is inserted using a local anesthetic and positioned in the prostatic urethra under direct vision. The stent is activated by body heat, causing the shape memory to open to its tube-like position. After approximately 30 days, the stent is removed by the physician by flushing cool water through the working channel of a cystoscope, causing the stent to return to its soft, relaxed state.

      We have completed phase two of the FDA clinical trials for the Horizon Prostatic Stent and have received approval to expand the trial to the pivotal study, which is the final study before approval can be obtained for broader use. The FDA has subdivided our pivotal study into five applications for our Horizon Prostatic Stent — post-thermal therapy, post-brachytherapy, post-cryotherapy, primary treatment for pre-operative BPH and treatment for non-prostate urethral strictures. Although the clinical approval process is uncertain, we anticipate filing pre-market application for the post-thermal therapy and pre-operative BPH applications in 2002.

      We are exploring the use of the Horizon Prostatic Stent for the long-term relief of BPH without the need for thermotherapy in a subset of the patient population. We also are exploring the use of our ThermaStent device, used to deliver heat to destroy excess prostate tissue for moderate to severe BPH. We believe the advantage of the ThermaStent device will be to provide both immediate and long-term cure in a one-step process. We plan to continue clinical studies of these other applications of our stent technologies in the near future.

      We have 8 patents relating to our inventions in our stent product line.

Strategy

      Our goal is to become a leading medical device company in the area of urology. Key elements of our strategy are to:

•	Maximize the Market Opportunity for Our Cryocare Surgical System in the Treatment of Prostate Cancer. Since our inception we have focused considerable resources on establishing our Cryocare Surgical System as a primary treatment option for prostate cancer. We continue to dedicate significant effort to:

•	educating physicians and patients,

•	demonstrating the safety and efficacy of cryosurgery as a primary treatment,

•	demonstrating the safety and efficacy of cryosurgery as a secondary treatment in treating patients that have failed radiation therapy,

•	maximizing reimbursement for cryosurgery,

•	aggressively marketing the product to physicians and hospitals through our direct sales force,

•	providing physician training, and

•	making our Cryocare Surgical System easier to use.

•	Leverage our Cryosurgery Technology Platform. We intend to apply our proprietary cryosurgical technologies over a number of surgical markets. We plan to collaborate with well known medical device companies to develop and market our non-urology applications. These applications address large and diverse markets which we believe can be more cost effectively accessed through partners rather than through developing our own infrastructure. Our cryosurgical technique has been cleared for marketing by the FDA for treatment of kidney and liver tumors and cardiac arrhythmia. We have entered into an alliance with Sanarus Medical, Inc. to develop our technology for the treatment of breast cancer, benign breast tumors and gynecological diseases.

•	Develop new and innovative medical products addressing diagnosis, monitoring and treatment of prostate disease. We believe that our stents represent a potentially significant advance for treating the symptoms of BPH because no other therapy offers immediate relief from acute BPH symptoms. We are developing this technology in three ways:

•	We plan to conduct a pivotal trial of our Horizon Prostatic Stent for temporary use, in combination with other therapy or alone.

•	We plan to conduct a clinical study of our removable stent for long-term use, without the need for any other therapy.

•	We plan to conduct preclinical studies of our ThermaStent device as a primary treatment that offers both a long-term cure and immediate relief.

We are also developing our precision biopsy product, our cardiac arrhythmia product and other horizontal applications of our proprietary cryosurgical technology.

•	Build a National Sales Force Targeting and Servicing Urologists. We believe we can maximize the return on our research and development efforts by marketing our urology products ourselves to the greatest extent practicable. We are building our own direct sales force and marketing team to market our products to urologists in the United States. We plan to emphasize increasing the volume of our direct sales and to de-emphasize the use of distributorship arrangements in the future. The urology market is highly attractive to us because urologists are regular users of medical devices and because our sales representatives can aggressively target the approximately 8,000 urologists in the United States.

•	Acquire Complementary Urological Products and Technologies. In addition to building our company through product innovation, we intend to acquire or license complementary technologies and products. We believe we are well suited to identifying, evaluating and attracting these opportunities because of our focus in the urology market. By acquiring complementary urological products, we believe we will be able to leverage our urology sales force and product development expertise.

Strategic Alliances

      We use collaborative marketing arrangements and distribution alliances to market our Cryocare Surgical System. We have also entered into collaborative agreements providing us with the right to distribute products of others and to realize value in the application of our proprietary cryosurgical technology in non-urology applications.

U.S. Therapies

      On June 30, 2001 we issued 213,010 shares of our common stock with a fair market value of $2,837,293 as consideration for a membership interest in the form of Class A Units of U.S. Therapies, LLC equal to approximately 9% of the total issued and outstanding Class A Units of U.S. Therapies and approximately 5% of the Class A Units on a fully-diluted basis. U.S. Therapies is a national urology group representing more than 150 urologists across the nation. We simultaneously entered into a distribution agreement with U.S. Medical Devices, Ltd., a subsidiary of U.S. Therapies, under which U.S. Medical Devices received exclusive sales rights to our Cryocare Surgical System and associated disposable products in 16 states. U.S. Medical Devices also has the exclusive right to distribute the Cryocare Surgical System HealthTronics Surgical Services, Inc. (Nasdaq: HTRN) and its affiliates, a company that provides urologic and orthopedic services to patients in 35 states through physician partnerships. We have recorded net sales of $1,310,000 and $1,955,000 to U.S. Medical Devices for the three months and the six months ended June 30, 2001, respectively. These net sales constitute approximately 37% and approximately 31% of our revenues for the three and six months ended June 30, 2001, respectively.

Sanarus Medical, Inc.

      In October 1999 we entered into a strategic alliance with Sanarus Medical, Inc. to commercialize our proprietary cryosurgical technology in the treatment of breast cancer, benign breast tumors and gynecological diseases. The terms of the related agreements included a 5% equity investment by us in Sanarus totaling $300,000. We also received a warrant to acquire at that time approximately 79% of Sanarus’ common stock at that time in consideration for entering into a manufacturing, supply and license agreement. In July 2001, Sanarus completed an equity financing which should allow it to complete the FDA approval process and begin marketing its products. This financing along with other financings by Sanarus reduced our potential maximum ownership percentage in Sanarus to approximately 22% on a fully-diluted basis.

Qualigen

      In June 2001 we signed an exclusive original equipment manufacturer agreement with Qualigen, Inc., pursuant to which we will distribute Qualigen’s 15 minute PSA test known as the FastPackTM System as part of our diagnostic workstation for urology which is currently under development. The agreement has a term of five years and includes one year of exclusivity with the option of four one-year extensions of exclusivity based upon minimum purchase commitments.

Products

      Endocare is marketing, developing or has the commercial rights to distribute the following products:

Commercial Product Name	Function	Targeted Indication	Status

Cryocare — 8 Probe System	Cryogenic surgical device with 8 probe capability	Prostate Cancer	Marketing
Cryocare — 4 Probe System	Cryogenic surgical device with 4 probe capability	General Surgery	Marketing
CryoGuide	Computerized cryoprobe placement, simulation, and guidance system for cryosurgery	Prostate Cancer	Marketing
Cryoprobe	Disposable probe used to deliver argon gas for ablation	Prostate Cancer General Surgery	Marketing
FastTrac	Percutaneous access device	Prostate Cancer	Marketing
Cryocare Cardiac Surgical System	Cryogenic surgical device for treatment of cardiac arrhythmia	Cardiac Arrhythmia	Pre-Marketing
FastPackTM System	Office-based PSA testing device	Prostate Monitoring	Pre-Marketing
Horizon Prostatic Stent	Nitinol stent for BPH	Acute Urinary Retention	FDA Trials
Biopsy	Targeted biopsy device	Prostate Diagnosis	Prototype

Patents and Intellectual Property

      Our policy is to secure and protect intellectual property rights relating to our technology through patenting inventions and licensing others when necessary. While we believe that the protection of patents and licenses is important to our business, we also rely on trade secrets, know-how and continuing technological innovation to maintain our competitive position. Given our technology and patent portfolio, we do not consider the operation of our business to be materially dependent upon any one patent, group of patents or single technological innovation.

      Our policy is to sell our products under trademarks and to secure trademark protection in the United States and worldwide where possible. We believe the protection of our trademarks is important to our business.

      No assurance can be given that our processes or products will not infringe patents or other intellectual property rights of others or that any license required would be made available under any such patents or intellectual property rights, on terms acceptable to us or at all. From time to time, we have received correspondence alleging infringement of intellectual property rights of third parties. No assurance can be given that any relevant claims of third parties would not be upheld as valid and enforceable, and therefore we could be prevented from practicing the subject matter claimed or would be required to obtain licenses from the owners of any such intellectual property rights to avoid infringement.

      In March 2001 we settled two patent lawsuits against Israel-based Galil Medical, Ltd. and its U.S. affiliate, Galil Medical (USA), Inc. In consideration for our settlement, we have obtained licenses to patents owned by Galil. These licensed patents concern cryosurgery and relate specifically to controlled cryogenic contact systems and fast changing heating-cooling devices and methods.

      We seek to preserve the confidentiality of our technology by entering into confidentiality agreements with our employees, consultants, customers and key vendors and by other means. No assurance can be given, however, that these measures will prevent the unauthorized disclosure or use of such technology.

Research Strategy

      Our research goal is to develop innovative urological healthcare technology which dramatically improves patient outcomes. Our current focus is prostate disease. To that end, we plan to develop innovations which improve the speed and efficacy of our Cryocare Surgical System. We will also conduct research and development of a number of complementary products focusing on diagnosis and treatment of prostate disease with an emphasis on our stents for the treatment of BPH. We are constantly evaluating horizontal applications that may allow us to apply our cryogenic surgical technology. Once new applications have been identified, we develop cryosurgical systems and cryoprobes tailored to that application.

      We spent approximately $1,826,264 for the six months ended June 30, 2001 and $1,919,527, $2,573,518, and $3,203,717 during fiscal years 1998, 1999 and 2000, respectively, on research and development activities.

Sales and Marketing

      We sell our products primarily to physicians and hospitals and have both domestic and international customers. Net sales to U.S. Medical Devices, Ltd. constituted 31% of our net revenues for the six months ended June 30, 2001, and the loss of U.S. Medical Devices as a marketing partner would have a material adverse effect on our net revenues. None of our other customers account for in excess of 10% of our net revenues.

      We currently sell our products domestically through our direct sales force which, as of June 30, 2001, consisted of a senior vice president of sales and marketing, vice president of marketing, seven regional sales managers and two clinical application specialists. The Company intends to expand its direct sales force and enhance its direct sales capabilities by hiring additional sales and marketing personnel. The Company’s strategy is to focus marketing and sales efforts and generating physician access to and awareness of the Cryocare Surgical System while creating patient demand by providing education on the benefits of cryosurgical therapy versus other treatment options.

      We also distribute our products through affiliates of national urological groups. These marketing partners sell our systems directly to urology groups and indirectly to multiple urology groups through sales to limited liability companies or other entities in which such groups have an equity interest. We also distribute our products through the operators of mobile lythotripsy systems for the treatment of kidney stones.

      Internationally, our products are sold primarily through independent distributors in China, Brazil, Australia, the United Kingdom, Turkey and Greece. Our international sales were insignificant in 1998 and represented approximately 12% and 16% of our consolidated revenue in 1999 and 2000, respectively.

      We also have plans to expand our marketing initiatives to programs targeted directly at prostate disease patients.

Reimbursement

      Our Cryocare Surgical System is our product currently in use for patient treatment. The Cryocare Surgical System consists of a computer guided ultrasound system, guidewires and cryoprobes. The guidewires and cryoprobes are single-use devices that are disposed after use. Virtually all procedures involving the Cryocare Surgical System are performed in hospitals on an outpatient basis.

      We sell our Cryocare System and related products to hospitals and other entities that provide services to hospitals. While occasional patients pay for cryosurgical procedures, virtually all patients depend upon third party payors, including Medicare, Medicaid, Tricare, and other federal health care programs, as well as private insurers to pay for their procedures. Accordingly, our revenue is dependent upon third party reimbursement.

      Reimbursement for cryosurgical procedures using our products as a primary treatment alternative for localized prostate cancer began July 1, 1999. Effective July 1, 2001, Medicare coverage was approved for secondary cryosurgical treatment of prostate cancer patients who have failed radiation therapy. Reimbursement for Medicare beneficiaries is in accordance with the newly effective Hospital Outpatient Prospective Payment System, or HOPPS. Under HOPPS, reimbursement is made on a per procedure basis. The physician is paid a professional fee and the hospital receives payment for the technical portion of the fee. The hospital is paid a technical fee which includes the per procedure share of the cost for any depreciable equipment, such as our computer guided ultrasound system, and the provision of disposable devices, such as the our guidewires and cryoprobes. Where a newly approved device involves new technology, however, the Social Security Act permits “pass through” payments; the hospital bills Medicare for its actual cost to purchase the device. Our guidewires and cryoprobes are currently paid on a pass through basis. Pass through status currently lasts for two to three years, during which time CMS accumulates sufficient data to enable it to incorporate the fee for the new technology devices into the technical fee for the procedure. We have no assurance that once pass through status for our guidewires and cryoprobes ends that CMS will allocate the same costs for the guidewires and cryoprobes as we currently charge. If the allocated costs are less than our current charges once CMS sets an all inclusive technical fee for cryoablation and pass through status for the guidewires and cryoprobes is terminated, it is likely that we would have to reduce our charges for the devices. This could have a material adverse effect on our revenues.

      In addition, under currently effective but not enforced legislation, if total costs to Medicare for all pass through devices in a given year exceeds 2.5% of the total Medicare costs for HOPPS, the Secretary of the Department of Health and Human Services, or HHS, is required to reduce pass through payments so that the costs will not exceed the 2.5% cap. The Secretary of HHS may make reductions in his discretion. Accordingly, we have no assurance that Medicare will continue to pay our current charges even during our pass through status.

      Under proposed regulations, the time period for pass through status will be changed to one to three years, with discretion to the Secretary of HHS to even modify payments during the initial year. Our revenues will likely be materially adversely affected if our future products are granted pass through status for a more limited time period.

      Future devices and technology that we develop would have to be approved by Medicare after we obtain FDA approval. The Medicare approval process is lengthy and there is no assurance that Medicare approval would be granted. Each private insurer makes its own determination whether to cover a device or procedure and sets its own reimbursement rate. It is unlikely that a private insurer would provide coverage if Medicare refused to do so.

Backlog

      As of December 31, 1999 and 2000, we maintained minimal backlog. Our policy is to carry enough inventory to be able to ship most orders within a few days of receipt of order. Historically, most of our orders have been for shipment within 30 days of the placement of the order. Therefore, we rely on orders placed during a given period for sales during that period. Backlog information as of the end of a particular period is not necessarily indicative of future levels of our revenue.

Manufacturing

      We manufacture our products internally at our facility in Irvine, California. Our manufacturing facility was subject to an FDA audit in September 1999, and the FDA did not find any deviations from its QSR requirements. In addition, we have obtained from the California Department of Health Services a license to manufacture medical devices, subject to periodic inspections and other regulation by that agency. We have received ISO 9001 certification indicating compliance of our manufacturing facilities with European standards for quality assurance and manufacturing process control.

Government Regulation

      Governmental regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority under the Federal Food, Drug and Cosmetic Act, the FDC Act, to regulate the distribution, manufacture and sale of medical devices. Foreign sales of medical devices are subject to foreign governmental regulation and restrictions which vary from country to country.

      Medical devices intended for human use in the United States are classified into one of three categories, depending upon the degree of regulatory control to which they will be subject. Such devices are classified by regulation into either class I general controls, class II special standards or class III pre-market approval depending upon the level of regulatory control required to provide reasonable assurance of the safety and effectiveness of the device.

      Most class I devices are exempt from premarket notification or approval. Class II devices are subject to the premarket notification requirements under Section 510(k) of the FDC Act. For a 510(k) to be cleared by the FDA, the manufacturer must demonstrate to the FDA that a device is substantially equivalent to another legally marketed device that was either cleared through the 510(k) process or on the market prior to 1976. Our Cryocare Surgical System and our Cryocare Cardiac Surgical System product have been cleared for marketing through the 510(k) procedure. Class III devices generally include the most risky devices as well as devices that are not substantially equivalent to other legally marketed devices. To obtain approval to market a Class III device, a manufacturer must obtain FDA approval of a premarket approval application, or PMA. The PMA process requires more data, takes longer and is more expensive than the 510(k) procedure. We believe that our Horizon Prostatic Stent will require premarket approval.

      There can be no assurance that we will be able to obtain necessary clearances or approvals for clinical testing or for manufacturing or marketing of our products. After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process,

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling, and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties,

•	recall or seizure of our products,

•	operating restrictions, partial suspension or total shutdown of production,

•	refusing our request for 510(k) clearance or premarket approval of new products,

•	withdrawing 510(k) clearance or premarket approvals that are already granted, and

•	criminal prosecution.

      Medical device laws are also in effect in many of the countries outside of the United States in which we do business. These laws range from comprehensive device approval and quality system requirements for some or all of our medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. In June 1998, the European Union Medical Device Directive became effective, and all medical devices must meet the Medical Device Directive standards and receive CE mark certification. CE mark certification involves a comprehensive Quality System program, and submission of data on a product to the Notified Body in Europe.

      We have obtained CE Mark for distribution of our Cryocare Surgical System and our Horizon Prostatic Stent in Europe and product registration for distribution of our Cryocare Surgical System in Canada, Australia and New Zealand.

Healthcare Regulatory Issues

      The health care industry is highly regulated and there can be no assurance that the regulatory environment in which we operate will not change significantly in the future. In general, regulation of healthcare related companies is increasing. We anticipate that Congress and state legislatures will continue to review and assess alternative healthcare delivery and payment systems. We cannot predict what impact the adoption of any federal or state healthcare reform measures may have on our business.

      We regularly monitor developments in laws and regulations relating to our business. We may be required to modify our agreements, operations, marketing and expansion strategies from time to time in response to changes in the statutory and regulatory environment. We plan to structure all of our agreements, operations, marketing and strategies in accordance with applicable law, although there can be no assurance that our arrangements will not be challenged successfully or that required changes may not have a material adverse effect on operations or profitability.

      The following discussion briefly summarizes some, but not all, of the current regulatory schemes that could be applicable to our business. Complying with these regulatory schemes may involve expense to us, delay in our operations, and/or restructuring of our business relationships. Violations could potentially result in the imposition upon us of civil and/or criminal penalties.

Anti-kickback Laws

      Federal law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person for services, (ii) the furnishing or arranging for the furnishing of items or services or (iii) the purchase, lease, or order or arranging or recommending purchasing, leasing or ordering any item or service, in each case, reimbursable under any federal health care program. Because our products are reimbursable under Medicare, Medicaid and other federal health care programs, the anti-kickback law applies. Many states have similar anti-kickback laws, and in many cases these laws apply to all patients, not just federal health program beneficiaries. Noncompliance with, or violation of, the federal anti-kickback law can result in exclusion from federal health care programs and civil and criminal penalties. Similar penalties are provided for violation of state anti-kickback laws. Several federal courts have held that the anti-kickback statute is violated if just one purpose of the payment of remuneration is to induce the referral of patients. To the extent that we are deemed to be subject to these federal or similar state laws, we believe that our activities and contemplated activities will comply in all material respects with such statutes and regulations.

      Regulations to the federal anti-kickback law specify payment practices that will not be subject to prosecution under the anti-kickback law. These are known as the “safe-harbor” provisions. Failure to comply fully with a safe-harbor does not mean the practice is per se illegal. Rather, if a practice does not fit within a “safe harbor,” no guarantee can be given that the practice will be exempt from prosecution; it will be viewed under the totality of the facts and circumstances.

      We believe that our current structure and business and our contemplated future operations comply and will comply with the federal anti-kickback prohibition. It does not appear, however, that our structure and business fit or will fit within a “safe harbor” and there is no assurance that if viewed under the totality of the facts and circumstances, our structure and business would not be challenged, perhaps even successfully, as a violation of the anti-kickback prohibitions. Mere challenge, even if we ultimately prevail, could have a substantial adverse effect on us.

Patient Referral Laws

      In addition, we may be subject to the federal patient referral law, commonly known as “Stark II”. Stark II prohibits a physician from referring a patient for a “designated health service” reimbursable by Medicare or Medicaid to an entity with which the physician has a direct or indirect financial relationship, whether in the nature of an ownership interest or a compensation arrangement, subject only to limited exceptions. Stark II also prohibits the recipient of a prohibited referral from billing for the designated health services provided pursuant thereto. Our products and mobile services are subject to Stark II prohibitions to the extent that they are used in procedures or provide services performed in an inpatient or outpatient hospital setting. Currently, virtually all procedures involving the products and our mobile units are performed in either an inpatient or outpatient hospital setting. Many states have patient referral laws that are often more restrictive than Stark II and regulate referrals by all licensed health care practitioners for any health care service to an entity with which the licensee has a financial relationship unless an exception applies.

      Any direct or indirect referrals for our products or for services from our mobile units by a physician with a financial relationship with us or facilities to or at which we furnish products or services would have to be made in accordance with applicable statutes, regulations, and professional standards. If any of our mobile units are involved in a Stark II violation, we would not be able to bill for any procedure for which Stark II was violated. In all other cases it will be the responsibility of direct or indirect referring physicians to comply with such statutes, regulations and professional standards. However, the violation thereof could adversely affect us as well as the referring physician. In addition, laws in particular states may prohibit us from entering into relationships with physicians and physician-owned entities which may limit business development.

      We believe that our structure and business comply with Stark II and applicable state referral laws. No assurance can be made, however, that such structure and business would not be successfully challenged and penalties, such as civil money penalties and exclusion from Medicare and Medicaid, and or state penalties, imposed. And, again, mere challenge, even if we ultimately prevail, could have a substantial adverse effect on us.

HIPAA and Other Privacy Laws

      Beginning April 14, 2003, the privacy regulations developed under the Health Insurance Portability and Accountability Act of 1996, HIPAA, will take effect. These privacy regulations place limitations on the use and disclosure of medical records containing identifiable patient information, including research data. We anticipate that we will be required to comply with HIPAA privacy regulations which may be costly and which may make it more difficult and expensive to conduct our research.

Other United States Regulatory Requirements

      In addition to the regulatory framework for product approvals, we are and may be subject to regulation under federal and state laws, including requirements regarding occupational health and safety, laboratory practices and the use, handling, and disposing of toxic or hazardous substances. We may also be subject to other present and future local, state, federal and foreign regulations.

Seasonality

      We believe that holidays, major medical conventions and vacations taken by physicians, patients and patient families may have a seasonal impact on our sales. We are continuing to monitor and assess the impact seasonality may have on demand for our products.

Competition

      Currently, we market Cryocare Surgical System and plan to market other urological products. Significant competitors in the area of prostate cancer therapies include Cryomedical Sciences, Inc., Galil Medical, Ltd., Theragenics Corporation and North American Scientific, Inc. Significant competitors in the area of BPH therapies include Urologix, Inc., VidaMed, Inc., C.R. Bard, Inc. and ACMI/ Circon Corporation. The principal competitive factors in the cryosurgical urology markets include the safety and efficacy of treatment alternatives, acceptance of a procedure by physicians and patients, efficiency, price, availability of government or private insurance reimbursement and service. Another factor in competition may be the timing of market introduction of competitive products.

Facilities

      Our principal executive offices, as well as our principal manufacturing and research facilities are located in Irvine, California. Our total office, manufacturing and research space approximate 16,000 square feet. Our facility is leased. We plan to move to larger facilities in Orange County, California sometime in the first quarter of 2002.

      All of our manufacturing and distribution facilities are registered with the FDA. Our facilities are subject to inspection by the FDA to assure compliance with QSR requirements. We believe that our manufacturing facilities are in substantial compliance with QSR, suitable for their intended purposes and have capacities for current and projected needs for existing products.

Employees

      As of June 30, 2001, we had a total of 81 employees. Of the 81 employees, 13 are engaged directly in research and development activities, 6 in regulatory affairs/ quality assurance, 19 in manufacturing, 28 in sales and marketing, and 15 in general and administrative positions. We expect to increase employment in conjunction with the continued commercialization of the Cryocare Surgical System and expanded research, development and clinical activities related to the Horizon Prostatic Stent. We have never experienced a work stoppage, none of our employees are represented by a labor organization, and we consider our employee relations to be good.

      Although we conduct most of our research and development using our own employees, we occasionally have funded and plan to continue to fund research using consultants. Consultants provide services under written agreements and are paid based on the amount of time spent on our matters. Under their consulting agreements, such consultants are required to disclose and assign to our business any ideas, discoveries and inventions developed by them in the course of providing consulting services.

Legal Proceedings

      From March through May of 2000, we filed in the U.S. District Court for the Central District of California, three separate patent lawsuits, two against Israel-based Galil Medical, Ltd., and its U.S. Affiliate, Galil Medical USA, Inc., collectively, Galil, and the third against Cryomedical Sciences, Inc., or Cryomedical Sciences. The suit against Galil concerned the infringement of our patent for an integrated cryosurgical system and a request for declaratory judgment of non-infringement invalidity of patents owned by Galil. The suit against Cryomedical Sciences concerned its infringement of our same patent. In March 2001 and December 2000, the parties reached settlements in these actions. Galil and Cryomedical Sciences stipulated for purposes of their respective settlement agreements that our patent combining cryo-cooling, ultrasound and temperature monitoring technology is valid and enforceable. The settlements resulted in cross-licensing agreements between Galil and Endocare and between Cryomedical Sciences and Endocare.

MANAGEMENT

Executive Officers and Directors

      The table below sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Paul W. Mikus	35	President, Chief Executive Officer and Chairman of the Board

John V. Cracchiolo	45	Chief Operating Officer, Chief Financial Officer and Secretary

Jay J. Eum	36	Chief Technology Officer

Kevin Quilty	48	Senior Vice President, Sales and Marketing

Holly H. Williams	35	Vice President, Human Resources, General Counsel and Assistant Secretary

Peter F. Bernardoni†*	41	Director

Robert F. Byrnes†*	56	Director

Benjamin Gerson, M.D.†*	53	Director

Michael J. Strauss, M.D.	47	Director

*	Member of the Compensation Committee.

†	Member of the Audit Committee.

      Paul W. Mikus has served as President, Chief Executive Officer, and Chairman of the Board since November 1995. From June 1995 to October 1995, he was President of Endocare when it was a division of Medstone International. From October 1994 to May 1995, he managed worldwide sales and marketing for Prosurg, Inc., a prostate therapy company. From July 1989 to September 1994, Mr. Mikus worked for Medstone International as Manager of Engineering. He serves on the board of directors of Sanarus Medical Inc. Mr. Mikus has a B.S. degree in Electrical Engineering.

      John V. Cracchiolo joined us in June 2001 as our Chief Operating Officer and Chief Financial Officer. Prior to joining us, Mr. Cracchiolo worked for QuadraMed Corporation, a healthcare information technology company, where he served as President and Chief Operating Officer from May 1998 to June 2000, and as Executive Vice President, Chief Financial Officer and Secretary from May 1995 to May 1998. Prior to that, Mr. Cracchiolo worked for PSICOR, Inc., a healthcare services company, serving as its Chief Financial Officer from February 1993 to May 1995, and its corporate Controller from May 1989 to February 1993. Mr. Cracchiolo holds a B.S. in Business Administration from California State University, Long Beach and is a Certified Public Accountant.

      Jay J. Eum has served as our Chief Technology Officer since January 2001 and previously served as Vice President of Research & Development since January 1999. He was our Director of Research & Development from September 1996 to January 1999. In February 1996 he began working for us as a Senior Engineer in the research and development department. Mr. Eum previously served as Senior Engineer for Cardiac Science, a developer and marketer of medical devices and software, from October 1994 to February 1996. Prior to that time, he served as Senior Software Engineer for Medstone International from September 1991 to October 1994 when Endocare was a division of Medstone International. He has a BS degree in Electrical Engineering from California State University, Fullerton and a Masters degree in Electrical Engineering from Kansas State University.

      Kevin Quilty joined us in February 2001 as our Senior Vice President, Sales and Marketing. Prior to joining us Mr. Quilty was the Executive Vice President of Sales and Operations of Pointshare Corporation, a health information company, from May 2000 until February 2001. From July 1998 until May 2000, he was Senior Vice President, Sales and Marketing of Paidos Health Management, a disease management company. Mr. Quilty joined QualilDx, a cancer diagnosis company, where he was Chief Executive Officer from 1997 to 1998 after spending approximately 12 years at Matria Healthcare, Inc., formerly Tokos Medical Corp., where he was Divisional Vice President from 1985 to 1997. Mr. Quilty has a B.S. degree in Political Science from the State University of New York at Oneonta.

      Holly H. Williams has served as our Vice President, Human Resources and General Counsel since January 2001 after originally joining us in August 2000 as General Counsel. Prior to joining us, she was an attorney at the law firm of Robins, Kaplan, Miller & Ciresi LLP where she was an associate from August 1992 to December 1997 before becoming a partner in January 1998, a position she held until becoming our General Counsel. While at her prior law firm, she specialized in business and employment law and intellectual property. Ms. Williams has a B.A. in Political Science and History from Loyola Marymount University and a J.D. from the University of Minnesota.

      Peter F. Bernardoni has served as our director since November 1995. Mr. Bernardoni has been a Vice President of Technology Funding, a venture capital firm, since 1991 and a partner since 1994. He currently serves on the board of directors of Genstar Therapeutics Corp, Innergy Power, Inc., Atherotec, Inc., Resolution Science, Prolinx, Inc. and Sanarus Medical, Inc. He holds a B.S. from the University of Santa Clara and an M.S. in mechanical engineering from Stanford University.

      Robert F. Byrnes has served as our director since August 1997. He has also served as Chief Executive Officer for Roan, Inc., healthcare consulting and services company, since June 1997. From March 1996 until September 1997, he served as President and Chief Executive Officer of Matria Healthcare, Inc., a medical services company. He is on the board of directors of Tandem Medical, Advolife, Inc., Biomens, Inc. and Pelvicare, Inc. He holds a B.S. from Ferris State University and an M.B.A. from Loyola University in Chicago.

      Benjamin Gerson, M.D. has served as our director since August 1997. Dr. Gerson has served as Clinical Professor of Pathology and Cellular Biology, and Clinical Professor of Medicine at Jefferson Medical College since 1999, and Adjunct Professor of Occupational Medicine at Boston University School of Medicine since 1999. Prior to that, Dr. Gerson was Professor of Pathology and Laboratory Medicine as well Professor of Pharmacology and Experimental Therapeutics at Boston University School of Medicine from 1987 to 1999. Dr. Gerson also serves as Senior Vice President for University Services a position he has held since 1996. He is a member of the FDA Clinical Chemistry and Clinical Toxicology Devices Panel, Center for Devices and Radiological Health and previously has served as Chairman of that Panel. He obtained his M.D. from Thomas Jefferson University.

      Michael J. Strauss, M.D. has served as our director since February 1999. He was a founder and officer of Covance Health Economics and Outcomes Services, Inc., a healthcare consulting company, from 1988 through 1999 and still serves as a consultant to the company. Previously, Dr. Strauss served as Senior Associate and Principal of Lewin and Associates. He obtained his M.D. at Duke University Medical School and an M.P.H. from University of Washington School of Public Health. He serves on the Board of Directors of Cyberonics, Inc. and Kaiser’s Mid-Atlantic Permanente Medical Group.

Scientific Advisory Board

      We have a Scientific Advisory Board which consists of recognized scientists with expertise in the fields of urology and oncology. Our Scientific Advisory Board members meet from time to time with our scientific and development personnel and management to discuss our present and long-term research and development activities and to identify opportunities for our business. The members of our Scientific Advisory Board include:

Name	Position/Affiliation

Richard J. Babaian, M.D.	Professor of Urology, The University of Texas M.D. Anderson Cancer Center

Audrius Bredikis, M.D.	Assistant Professor of Medicine, Loyola University School of Medicine, Department of Cardiology

Ivan Grunberger, M.D.	Associate Chairman, Urology, Long Island College Hospital

Aaron E. Katz, M.D.	Assistant Professor of Urology, Columbia Presbyterian Medical Center

Thayne R. Larson, M.D.	Associate Professor of Urology, Mayo Clinic Graduate School of Medicine

John P. Long, M.D.	Chief, Division of Urologic Oncology, New England Medical Center

Michael J. Manyak, M.D.	Professor and Acting Chairman, The George Washington University School of Medical & Health Sciences

Michael P. O’Leary, M.D.	Associate Professor of Surgery, Brigham and Women’s Hospital

Katsuto Shinohara, M.D.	Associate Adjunct Professor in the Department of Urology, the University of California at San Francisco

Ken Tokita, M.D.	Medical Director, Cancer Center of Irvine

J. Clifton Vestal, M.D.	Member of Urology Associates of North Texas

Jean de la Rosette, M.D.	Chief, Department of Urology, University Medical Center Nijmegenl, The Netherlands

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock owned as of August 31, 2001, unless otherwise noted, by: (i) each holder of 5% or more of our common stock based on our records or SEC records; (ii) each of our directors; (iii) our chief executive officer and each of our other four most highly compensated executive officers as of December 31, 2000; and (iv) all of our current directors and executive officers as a group. Unless otherwise indicated below, the address of such persons is 7 Studebaker, Irvine, California 92618. Shares Subject to Options Exercisable Within 60 Days indicated in the table below are shares that are subject to options that are currently exercisable or that are exercisable within 60 days after August 31, 2001. Information for SAFECO Common Stock Trust, SAFECO Asset Management Company and SAFECO Corporation is based upon the joint Schedule 13G/A filed on or about February 9, 2001 by these entities with the SEC. Information for all other beneficial owners listed below is based upon information supplied by the beneficial owners to the Company. Except as otherwise indicated, all such shares were held of record with sole voting and investment power, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power relating to securities. Shares of common stock relating to options or convertible securities currently exercisable, or exercisable within 60 days after August 31, 2001, are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. 17,139,014 shares of our common stock were issued and outstanding as of August 31, 2001.

		Shares Subject
		to Options
	Total	Exercisable	Percent Before
Name and Address of Beneficial Owner	Number	Within 60 Days	Offering

Kern Capital Management, LLC	2,037,200	—	11.9%
114 West 47th Street New York, NY 10036

Peter F. Bernardoni	774,857	30,000	4.7%
Technology Funding Inc. 2000 Alameda de las Pulgas San Mateo, CA 94403

Chartwell Investment Partners	925,200	—	5.4%
1235 Westlake Drive, Suite 300 Berwyn, PA 19312-2412

J&W Seligman & Co.	977,780	—	5.7%
100 Park Avenue New York, NY 10017

SAFECO Common Stock Trust	1,484,440	—	8.7%
SAFECO Asset Management Company SAFECO Corporation
Safeco Plaza Seattle, WA 98185-0001

Paul W. Mikus	175,000	521,250	3.9%

Vincent C. Cutarelli	190,729	6,460	1.2%

Jay J. Eum	—	126,876	*

William R. Hughes	215,000	31,563	1.4%

Robert F. Byrnes	281,613	5,000	1.7%
6339 East Blairwood Lane Orange, CA 92867

Benjamin Gerson, M.D.	—	30,000	*
5301 Tacony Street Philadelphia, PA 19137

		Shares Subject
		to Options
	Total	Exercisable	Percent Before
Name and Address of Beneficial Owner	Number	Within 60 Days	Offering

Michael J. Strauss, M.D.	15,000	40,000	*
1100 New York Ave. N.W. Washington, DC 20005-3934

All current executive officers and directors as a group (9 persons)	1,256,470	753,126	11.2%

*	Less than 1%.

      The shares reported as beneficially owned by Mr. Bernardoni include 774,857 shares held by Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, Aggressive Growth Fund, L.P., and Technology Funding Medical Partners I, L.P. or, collectively, the Funds, and 35,000 shares issuable with respect to the exercise of options held by Mr. Bernardoni. Mr. Bernardoni is an officer of Technology Funding Inc. and a partner of Technology Funding Ltd., each a general partner of the Funds. Mr. Bernardoni has sole voting and shared investment power with respect to all shares owned by the Funds, and therefore may be deemed to beneficially own such shares. Mr. Bernardoni disclaims beneficial ownership of the shares held by the Funds except to the extent of his pecuniary interest.

      Pursuant to a joint Schedule 13G/A, filed on or about February 9, 2001 with the SEC, as of January 31, 2001: (1) SAFECO Common Stock Trust reported that it had shared voting and dispositive power over 911,300 shares, (2) SAFECO Asset Management Company reported that it had shared voting and dispositive power over 1,370,740 shares and disclaimed any beneficial ownership over 1,355,740 of the shares reported on the joint Schedule 13G/A which were beneficially owned by registered reporting companies for which SAFECO Asset Management Company serves as an advisor, and (3) SAFECO Corporation reported shared voting and dispositive power over 1,484,440 shares and disclaimed any beneficial ownership over 1,469,440 of the shares reported on the joint Schedule 13G/A which were owned by registered reporting companies for which a subsidiary of SAFECO Corporation serves as an advisor.

      Mr. Cutarelli resigned from his position as our senior vice president of regulatory affairs and quality assurance effective August 16, 2001.

      Mr. Hughes resigned from his position as our chief financial officer effective on June 25, 2001.

      150,000 of the shares reported as beneficially owned by Mr. Mikus have been pledged and are maintained with a counterparty as collateral, with limited rights of substitution, in connection with a variable prepaid forward contract entered into by Mr. Mikus in July 2001. Under the agreement, Mr. Mikus continues to own and vote the shares throughout the life of the transaction. If Mr. Mikus defaults under the contract, the counterparty has the right to exercise its security interest and take ownership of the shares.

RELATED PARTY TRANSACTIONS

      In October 1999, we entered into a strategic alliance with Sanarus Medical, Inc., or Sanarus, to commercialize our proprietary cryosurgical technology in the treatment of breast cancer, benign breast tumors and gynecological diseases. The terms of the related agreements included a 5% equity investment by us in Sanarus totaling $300,000. We have also received a warrant to acquire at that time approximately 79% of Sanarus common stock in consideration for entering into a manufacturing supply and license agreement. The investment is included in other assets in our consolidated balance sheets as of December 31, 2000 and June 30, 2001 as previously filed in our annual report on Form 10-K and our quarterly report on Form 10-Q for the corresponding periods and is reflected at cost as we do not have significant influence over the operations of Sanarus. In April 2001, we also provided a bridge loan to Sanarus in the principal amount of $250,000, which accrued interest at the rate of 8% per annum, compounded annually. This amount was subsequently repaid in July 2001 upon Sanarus’ completing equity financing from outside investors, which financing and other financings reduced our maximum potential ownership percentage in Sanarus to approximately 22% on a fully-diluted basis. Peter Bernardoni, a current member of our board of directors, is an officer of Technology Funding Inc. and a partner of Technology Funding Ltd., each of which is a general partner of specified funds that in the aggregate beneficially own more than 10% of the outstanding Series A Preferred Stock of Sanarus. Paul Mikus, our chief executive officer and a current member of our board of directors, and Mr. Bernardoni are also both currently members of the board of directors of Sanarus.

      We received a full recourse promissory note in the principal amount of $1,028,125 in November 1999 in connection with the issuance and sale of 175,000 shares of our common stock at the fair market value on the date of sale to Jerry W. Anderson, our former senior vice president, sales and marketing and current president of Advanced Medical Procedures, Inc., our wholly owned subsidiary. The note bears interest at 5.99% per annum, compounded semi-annually. Accrued and unpaid interest is payable annually each September and the principal is due and payable in one lump sum in September 2003. During 2000, the largest amount of indebtedness outstanding under the note was $1,101,453 and the amount outstanding as of August 31, 2001 was $1,145,888.

      During 2000, in connection with our grant of 2000 bonuses to Mr. Mikus, Mr. Cutarelli, Mr. Hughes and Mr. Eum, we forgave $31,066, $16,926, $16,877 and $16,877, respectively, in principal and accrued interest due from those executive officers under promissory notes that we entered into with those officers during 1998. We do not intend to forgive any additional outstanding balances of these loans.

      In April 2001, we received a promissory note in the principal amount of $50,000 from Mr. Mikus. The note accrues interest at 12% per annum, compounded semi-annually, and is due and payable in one lump sum in April 2003. The amount outstanding under this note as of August 31, 2001 was $52,060. In July 2001, Mr. Mikus entered into a promissory note arrangement in our favor in the amount of $18,000. Under the terms of the arrangement, interest did not accrue and the entire outstanding balance was due and payable in one lump sum on or before August 27, 2001. In August 2001, we amended the arrangement to extend the maturity date to September 10, 2001. Mr. Mikus repaid the entire outstanding balance under the arrangement on September 10, 2001. In August 2001, Mr. Mikus entered into a promissory note arrangement in our favor in the amount of $4,500. Under the terms of the arrangement, interest did not accrue and the entire outstanding balance was due and payable in one lump sum on or before September 7, 2001. In September 2001, we amended the arrangement to extend the maturity date to September 10, 2001. Mr. Mikus repaid the entire outstanding balance under this arrangement on September 10, 2001.

      In June 2001, we entered into a consulting services agreement with Michael Strauss, a current member of our board of directors, under which Dr. Strauss is entitled to receive 10,000 stock options under our 1995 Stock Option Plan for providing reimbursement consulting services, which is recorded as variable compensation expense. Also in June 2001, we entered into a change in employment status and settlement agreement and release with William Hughes, our former chief financial officer. Under the agreement, Mr. Hughes will receive a total of $164,900 in connection with his continued employment with, and services to, the Company for a nine-month period to assist with the transition of our new chief financial officer and chief operating officer and will be eligible to receive a discretionary bonus not to exceed $5,100.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock as stated in our Restated Certificate of Incorporation, as amended, consists of 50,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.001 par value per share. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing our common stock. This description is subject to and qualified in its entirety by provisions of our Certificate of Incorporation and bylaws and by applicable Delaware law.

Common Stock

      As of June 30, 2001, there were 16,177,495 shares of common stock issued and outstanding. The holders of shares of common stock have no subscription, redemption, subscription, sinking fund or conversion rights. In addition, the holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock. The holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of our stockholders. The holders of common stock are entitled to receive ratably dividends, if any, as and when declared from time to time by our Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of our affairs, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in our net assets available for distribution to holders of common stock. The shares of common stock currently outstanding are fully paid and nonassessable.

Preferred Stock

      The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation.

      As set forth in our Certificate of Designation, the Board of Directors created and designated 250,000 shares of its preferred stock as Series A Junior Participating Preferred Stock, or the Series A Preferred Stock, which rank senior to our common stock with respect to payment of distributions on liquidation, dissolution or winding up and with respect to the payment of dividends but which will rank junior to all series of any other class of preferred stock with respect to dividends and the distribution of assets. As of June 30, 2001, there were no shares of Series A Preferred Stock issued and outstanding. The section below describing the Rights Agreement that the Board of Directors adopted contains additional information on the rights to which a holder of Series A Preferred Stock will be entitled.

Anti-Takeover Effects of Certificate of Incorporation Provisions

      Our current Certificate of Incorporation contains a few provisions intended to have, or to the knowledge of the Board of Directors having, an anti-takeover effect. The Certificate of Incorporation currently authorizes the issuance of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. We could issue this authorized and available common stock and preferred stock within the limits imposed by applicable law and the rules of the Nasdaq National Market, generally without further stockholder approval, and use such stock to discourage, defer or prevent a change in control of the company or an unsolicited acquisition proposal since issuance of common stock and/or preferred stock could dilute the share ownership of a person or entity seeking to obtain control of us. For example, we could privately place shares with purchasers who might side with the Board of Directors in opposing a hostile takeover bid. In addition, shares of common stock and preferred stock may be issued in the event that the rights issued in connection with our Rights Plan described below are exercised.

Rights Agreement

      The following is a summary of a Stockholder Rights Plan adopted by the Board of Directors in March 1999 and a description of our Series A Preferred Stock that may be acquired upon exercise of the rights granted in the Stockholder Rights Plan.

      Pursuant to the Stockholder Rights Plan, Series A Preferred Stock purchase rights were distributed as a dividend at the rate of one Series A Preferred Stock purchase right for each share of common stock held as of the close of business on April 15, 1999. The Series A Preferred Stock purchase rights are designed to guard against partial tender offers and other coercive tactics that might be used in an attempt to gain control of us or to deprive stockholders of their interest in the long-term value of our business. The Series A Preferred Stock purchase rights will be exercisable only if a person or group acquires 15% or more of our common stock, subject to exceptions stated in the Stockholder Rights Plan, or announces a tender offer, the consummation of which would result in ownership by a person or a group of 15% or more of our common stock. Each Series A Preferred Stock purchase right will entitle stockholders to buy one one-thousandth of a share of the Series A Preferred Stock at an exercise price of $25 upon triggering events.

      If a person or group acquires 15% or more of our outstanding common stock, subject to exceptions stated in the Stockholder Rights Plan, or a holder of 15% or more of our common stock engages in self-dealing transactions or a merger transaction in which we are the surviving corporation and our common stock remains outstanding, then each Series A Preferred Stock purchase right not owned by such person or group or related parties will entitle its holder to purchase, at the Series A Preferred Stock purchase right’s then-current exercise price, units of our Series A Preferred Stock, or, in some circumstances, our common stock, cash, property or other securities of us, having a market value equal to twice the then-current exercise price. In addition, if, after the Series A Preferred Stock purchase rights become exercisable, we are acquired in a merger or other business combination transaction, or sell 50% or more of our assets or earnings power, each stock purchase right will entitle its holder to purchase, at the Series A Preferred Stock purchase right’s then-current price, a number of the acquiring company’s common shares having a market value at the time of twice the Series A Preferred Stock purchase right’s exercise price. At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of our common stock, subject to exceptions stated in the Stockholder Rights Plan, the Series A Preferred Stock purchase rights are redeemable for one cent per stock purchase right at the option of our Board of Directors. The Series A Preferred Stock purchase rights are intended to enable all stockholders to realize the long-term value of their investment in our business. The Series A Preferred Stock purchase rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire our business to negotiate with our Board of Directors prior to attempting to a takeover. The dividend distribution was made on April 15, 1999 to the stockholders of record on that date. The Series A Preferred Stock purchase rights will expire on April 15, 2009.

      Once shares of Series A Preferred Stock are purchased, the holders of such shares will be entitled to receive, when declared by the Board of Directors, quarterly cumulative dividends payable in cash on the first day of March, June, September and December of each year, each a Quarterly Dividend Payment Date, in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, which amounts will be subject to adjustment for any combinations divisions or similar recapitalization affecting the Series A Preference Stock after issuance. When we declare a dividend or distribution on the common stock, except for a dividend payable in shares of common stock, we must declare a dividend or distribution on the Series A Preferred Stock. And, if no dividend or distribution is declared on the common stock during the period between any Quarterly Dividend Payment Date and the subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share of Series A Preferred Stock will nevertheless be payable on the subsequent Quarterly Dividend Payment Date.

      Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, until all accrued and unpaid dividends and distributions have been paid, we cannot declare or pay dividends or make other distributions on any shares ranking junior or on parity, except with respect to dividends paid ratably on shares of Series A Preferred Stock and all such parity stock, to the Series A Preferred Stock or redeem or purchase shares of any Series A Preferred Stock or any shares of stock ranking on parity, except with in accordance with a written or published purchase offer to all holders of such shares.

      The holders of Series A Preferred Stock will be entitled to 1,000 votes for each share of Series A Preferred Stock on all matters submitted to a vote of the stockholders, which number of votes will be subject to adjustment for any combinations divisions or similar recapitalization affecting the Series A Preference Stock after issuance. Except as otherwise provided by law, the holders of shares of Series A Preferred Stock and the holders of shares of common stock and any other capital stock having general voting rights will vote together as one class on each matter submitted to a vote of the stockholders.

      In the event of any liquidation, dissolution or winding-up of our affairs before any payment of cash or other distribution of other property is made to the holders of common stock or any other class or series of stock subordinate in liquidation preference to the Series A Preferred Stock, the holders of the Series A Preferred Stock will be entitled to receive a liquidation preference of $1,000 per share, which amount will be subject to adjustment for any combinations divisions or similar recapitalization affecting the Series A Preference Stock after issuance, plus accrued and unpaid dividends and other distributions thereon, provided that the holders of Series A Preferred Stock shall be entitled to receive a common adjustment of an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock, which amount again is subject to the provision for adjustment. Also, no payment of cash or other distribution of other property may be made to holders of shares of stock on parity with the Series A Preferred Stock except distributions made ratably on the Series A Preferred Stock and all such parity stock.

      In the event there are not sufficient assets available to permit payment in full of the liquidation preference described above and the liquidation preferences of all other future series of preferred stock that rank on parity, then the remaining assets will be distributed ratably to the holders of such parity shares. In the event that there are not sufficient assets to pay in full the common adjustment described above, then such remaining assets will be distributed ratably to the holders of common stock.

Delaware Anti-Takeover Law

      Section 203 of the Delaware General Corporation Law prohibits “business combination” transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the Board of Directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or employee stock plans, or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholder’s meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

      Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Registration Rights

      Under the terms of stockholder and registration rights agreements between us and some of our stockholders, if we propose to register any of our securities under the Securities Act for our own account, the parties to a registration rights agreement are entitled to notice of the registration and to include their shares of common stock in the registration. These registration rights are subject to limitations and conditions, including the rights of the underwriters of the offering to limit the number of shares included in any underwritten registration. In general, we are required to indemnify the holders of registrable securities under described circumstances and to bear the expense of the registrations, except for the selling stockholders’ pro rata portion of the underwriting discounts and commissions.

PLAN OF DISTRIBUTION

      We may, from time to time, sell securities (1) through underwriters or dealers, (2) directly to one or more purchasers or to institutional investors, (3) through agents or (4) through a combination of any such methods of sale. A prospectus supplement will set forth the terms of the offering of the securities offered thereby, including the name or names of any underwriters, the purchase price of the securities, and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the securities may be listed. Only underwriters so named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

      If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      In connection with underwritten offerings of securities, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase securities for the purposes of stabilizing their market price. The underwriters also may create a short position for their respective accounts by selling more securities in connection with this offering than they are committed to purchase from us, and in such case may purchase securities in the open market following completion of the offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to a specified aggregate principal amount or number of securities, by exercising any underwriters’ over-allotment option that may be applicable with respect to the particular underwritten offering. In addition, the managing underwriter for the particular offering, on behalf of the underwriters, may impose penalty bids under contractual arrangements between the underwriters whereby it may reclaim from an underwriter, or dealer participating in this offering, for the account of the underwriters, the selling concession with respect to securities that are distributed in the relevant offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

      Securities may also be sold directly by us or through agents designated by us from time to time. Any agent involved in the offering and sale of securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the related prospectus supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

      Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Sales of the securities may be effected by or for the account of one or more of the third parties from time to time in transactions, which may include block transactions, on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The third parties may effect such transactions by selling the securities directly to purchasers, or acting as principals for their own accounts, or by selling their securities to or through broker-dealers acting as agent for the third parties, or to broker-dealers who may purchase securities as principals and thereafter sell such securities from time to time in transaction on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by third parties may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the third parties and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

      In connection with distributions of shares of common stock or otherwise, we may enter into hedging transactions with counterparties in connection with which such counterparties may sell shares of common stock registered hereunder in the course of hedging the positions they assume with us. Such counterparties may offer common stock through underwriters or dealers, directly to one or more purchasers, or through agents, and may effect sales in one or more transactions on the Nasdaq or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. We will not receive any of the proceeds from the sale of common stock by counterparties. A counterparty may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission received by it and any profit on the resale of the common stock purchased by it may be deemed to be underwriting commissions or discounts under the Securities Act. We may agree to bear all expenses or registration of any common stock offered by counterparties and may indemnify such counterparties against civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Diego, California.

EXPERTS

      The consolidated financial statements and schedule of Endocare, Inc. and subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Endocare has filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our filings are also available at the SEC’s Internet site at “http://www.sec.gov.”

      This prospectus is a part of the registration statement and does not contain all of the information included in the registration statement. For further information with respect to Endocare, the common stock or to any contracts or other document referenced in the prospectus, you should refer to the registration statement and the corresponding exhibits.

Incorporation by Reference

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on April 2, 2001;

2.	Our Quarterly Report for the quarterly period ended March 31, 2001, on Form 10-Q filed with the SEC on May 15, 2001;

3.	Our Quarterly Report for the quarterly period ended June 30, 2001, on Form 10-Q filed with the SEC on August 15, 2001;

4.	Our Proxy Statement for the 2001 Annual Meeting of Stockholders filed with the SEC on April 20, 2001;

5.	Current report on Form 8-K dated September 25, 2001 and filed September 26, 2001;

6.	Current report on Form 8-K dated October 8, 2001 and filed October 16, 2001; and

7.	Current report on Form 8-K dated October 17, 2001 and filed October 17, 2001.

      You may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at Endocare, Inc., 7 Studebaker, Irvine, California 92618, telephone number (949) 595-4770.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or the accompanying prospectus supplement shall be deemed modified, superceded or replaced for purposes of this prospectus and the accompanying prospectus supplement to the extent that a statement contained in this prospectus or the accompanying prospectus supplement, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus or the accompanying prospectus supplement, modifies, supercedes or replaces such statement. Any statement so modified, superceded or replaced, shall not be deemed, except as so modified, superceded or replaced, to constitute a part of this prospectus or the accompanying prospectus supplement.

      You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the dates on the front of these documents.

4,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2001

JOINT BOOK-RUNNING MANAGERS

Bear, Stearns & Co. Inc.	UBS Warburg
Banc of America Securities LLC
Adams, Harkness & Hill, Inc.